Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London

W2 6LG

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Press release

Rio Tinto announces record first half earnings

4 August 2011

•	Record first half underlying earnings[1] of $7.8 billion, 35 per cent above 2010 first half

•	Record first half net earnings[1] of $7.6 billion, 30 per cent above 2010 first half

•	Record first half underlying EBITDA[1] of $14.3 billion, 27 per cent above 2010 first half

•	Record first half cash flow from operations up 31 per cent to $12.9 billion

•	Capital expenditure of $5.1 billion in 2011 first half, compared with $1.8 billion in 2010 first half, reflecting the ramp up of investment in world class tier one growth assets

•	Growth programme gathers momentum:

•	Pilbara iron ore expansion to 283 million tonnes per annum (Mt/a) on track to complete by end of 2013

•	Proposed expansion of Pilbara to 333 Mt/a brought forward by six months to first half of 2015: full approval decision expected in early 2012

•	Rio Tinto assumes control of Riversdale and completes acquisition on 1 August: first coal from Benga anticipated by the end of 2011 with substantial growth options ahead

•	Rio Tinto increases investment in Ivanhoe to 46.5 per cent: first commercial production from Oyu Tolgoi copper-gold project in Mongolia expected by 2013

•	First shipment of iron ore from Simandou expected by mid-2015 following Settlement Agreement with Government of Guinea

•

Share buy-back increased by $2 billion to $7 billion, to be completed by the end of the first quarter of 2012, subject to market conditions. This will maintain the momentum to date which has seen 44 million Rio Tinto plc shares bought back during 2011 at a total cost of $3.0 billion

•	Interim dividend of 54 US cents per share declared, in line with the Group’s dividend policy and previous guidance

Six months to 30 June (All amounts are US$ millions unless otherwise stated)	2011	2010	Change
Underlying EBITDA[1]	14,253	11,256	+27%
Underlying earnings[1]	7,781	5,767	+35%
Net earnings[1]	7,587	5,845	+30%
Cash flow from operations (incl. dividends from equity accounted units)	12,876	9,860	+31%
Underlying earnings per share – US cents	399.3	294.1	+36%
Basic earnings per share from continuing operations – US cents	388.8	301.2	+29%
Ordinary dividends per share – US cents	54.0	45.0	+20%

[1]

Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 37. EBITDA is defined on page 12. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

Continues	Page 2 of 53

Chairman’s comments

Chairman Jan du Plessis said “Rio Tinto has produced another set of record-breaking results. Market conditions have remained favourable over the past six months due to strong Asian demand, although the volatile economic environment that we highlighted eighteen months ago continues to exist, driven by significant macro economic imbalances.

“We continue to believe that the creation of shareholder value over the long term requires a balanced approach to investing in high quality growth and returning excess cash to our shareholders. In February, we announced a $5 billion capital return to be completed by the end of 2012. We have already completed $3 billion of this. Our continued strong financial performance means we are able to maintain this pace and we have therefore increased our share buy-back by $2 billion to $7 billion, subject to market conditions. This still allows us to be flexible and to take advantage of any new opportunities.”

Chief executive’s comments

Chief executive Tom Albanese said “Rio Tinto’s consistently high-performing operations are reflected in these latest results. We largely recovered from the severe weather conditions in the first quarter and, although volumes were lower than 2010 first half, we were able to take advantage of higher prices for our products. This performance translated into record first half underlying earnings of $7.8 billion, a 35 per cent increase on the first half of 2011.

“In a period of rapid investment across the industry we are experiencing high cost inflation in certain mining hotspots. Coupled with the increasing strength of the Australian and Canadian dollars, this has put pressure on our cost base. Nevertheless, through our industry-leading investment in technology and innovation and our track record of superior operational performance, we expect to mitigate some of these cost increases.

“We have some of the best quality growth projects in iron ore, copper and coking coal. These projects are on track and, as we finalise our studies for the expansion of our industry-leading Pilbara iron ore operations to 333 Mt/a, we have accelerated the timeline by six months to the first half of 2015. We have secured further growth options in new territories, notably the successful Riversdale acquisition which delivers both thermal and coking coal opportunities in Mozambique, one the world’s premier coal basins. We also reached an agreement with the Government of Guinea, paving the way for first shipment of iron ore from Simandou by mid- 2015.

“Market expectations are for global growth of around 3.5 per cent this year and we expect Chinese GDP to expand by 9.5 per cent. We remain positive for the remainder of 2011 and into 2012, in particular given the context of the industry struggling to bring new production onstream. However there are important risks to this outlook related to the pace of credit tightening in developing countries and the threat of financial crises arising from sovereign debt problems in Europe and the United States which could destabilise commodity markets.

“Looking further ahead, our view remains that our markets will continue to experience higher than average growth but they will be characterised by elevated volatility and scope for discontinuities.

“The strength of our balance sheet has enabled us to continue to invest in disciplined growth from tier one projects whilst boosting returns to shareholders. We believe that our high-quality asset base and superior growth options together with our increased investment in technology and exploration, positions Rio Tinto advantageously over the longer term.”

Continues	Page 3 of 53

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Six months ended 30 June	2011 US$m	2010 US$m
Underlying earnings	7,781	5,767

Items excluded from underlying earnings
Net impairment charges[1]	(147)	(464)
Exchange differences and gains on derivatives	63	544
Other	(110)	(2)

Net earnings	7,587	5,845

[1]	Includes impairment charges of $157 million (2010: $403 million) and profit after tax of discontinued operations of $10 million (2010: loss $61 million).

Commentary on the Group financial results

2011 first half underlying earnings of $7,781 million and net earnings of $7,587 million were $2,014 million above and $1,742 million above the comparable measures for 2010 first half. The principal factors explaining the movements are set out in the table below.

		Underlying earnings US$m	Net earnings US$m
2010 first half		5,767	5,845
Prices	4,997
Exchange rates	(810)
Volumes	(444)
General inflation	(134)
Energy	(95)
Other cash costs	(1,231)
Exploration and evaluation costs (including disposals of undeveloped properties)	(399)
Non cash/interest/tax/other	130

Total changes in underlying earnings		2,014	2,014
Net impairment charges			317
Exchange differences and gains on derivatives			(481)
Other			(108)

2011 first half		7,781	7,587

Prices

The effect of price movements on all major commodities in 2011 first half was to increase underlying earnings by $4,997 million compared with 2010 first half. Prices improved for nearly all of Rio Tinto’s major commodities: copper prices were up 31 per cent, molybdenum prices were up 13 per cent, gold prices were up 26 per cent and aluminium prices were 20 per cent higher than 2010 first half. Demand and prices for diamonds and minerals improved significantly, reflecting strength in Asian markets.

Rio Tinto continued to price its iron ore contracts on a quarterly basis. First half iron ore prices were based on the average index from 1 September 2010 to 28 February 2011.

Continues	Page 4 of 53

Demand for both thermal and coking coal was robust in 2011 first half. A short-term reduction in demand for coal in Japan was offset by growth in demand in other Asian countries. Continued growth in India, in particular, and rising coal imports by China helped to underpin increased demand for all types of coal.

Exchange rates

There was significant movement in the US dollar in 2011 first half relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2010 first half, on average, the US dollar weakened by 16 per cent against the Australian dollar and by five per cent against the Canadian dollar. The effect of all currency movements was to decrease underlying earnings relative to 2010 first half by $810 million.

Volumes

Lower volumes were primarily driven by lower iron ore sales, following inclement weather conditions in the first half of 2011 which restricted shipping days, and from the copper division, in line with lower copper and gold grades at Kennecott Utah Copper, Escondida and Grasberg. The overall impact of volume movements was a decrease in underlying earnings of $444 million relative to 2010 first half.

Energy, other cash costs and exploration

Higher energy costs across the Group reduced underlying earnings by $95 million compared with the first half of 2010: 2011 first half was impacted by the higher oil price but was partly offset by the return to normal hydrological conditions in the Saguenay region of Quebec. In 2010 first half the Aluminium operations in the Saguenay were impacted by low snow and rainfall leading to low power generation and the need to purchase additional power from the grid.

Higher other cash costs during 2011 first half decreased underlying earnings by $1,231 million compared with 2010 first half due to a combination of higher input prices, mining inflation and fixed production cost inefficiencies associated with lower volumes due to weather events and grade.

Inflationary pressures from higher input prices decreased earnings by $384 million across the Group, most noticeably through the impact of higher caustic, coke and pitch costs at Aluminium. Severe weather conditions hampered production across many Australian operations leading to higher costs with a negative earnings impact of $245 million, especially at Energy and Aluminium. Unit cost increases associated with lower production, notably from lower grades in the Copper group, decreased earnings by a further $67 million. Higher costs associated with a first full year of operations at new sites combined with operational readiness activities to support the growth and development pipeline increased costs by $353 million. Other production related costs increased by $182 million and this includes maintenance, additional labour resources and one-off events during the period.

In 2011 first half, evaluation work progressed at many of the Group’s projects including the Resolution and La Granja copper projects and the Simandou iron ore project. Two undeveloped coal properties were divested in 2010 first half resulting in a $229 million gain on disposal. The impact from higher exploration and evaluation expenditure combined with lower gains realised from divestments was to lower underlying earnings by $399 million compared with 2010 first half.

Interest/tax/other

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 29.6 per cent compared with 30 per cent in 2010 first half. The group interest charge was $65 million lower than in 2010 first half, mainly reflecting lower debt in 2011.

Items excluded from underlying earnings

An impairment charge of $157 million relating to the Lynemouth smelter was recognised at 30 June 2011. Other exclusions in 2011 first half, included in operating costs, related mainly to the write-down of inventory balances at Energy Resources of Australia. Other charges excluded from underlying earnings comprise costs relating to acquisition, disposal and similar corporate projects.

Continues	Page 5 of 53

In 2010 first half, an impairment charge of $403 million relating to the Alcan Engineered Products businesses was recognised. The $61 million post-tax loss on discontinued operations in 2010 first half related to the completion of the sale of the two Alcan Packaging divisions.

Cash flow

First half cash flows from operations, including dividends from equity accounted units, were $12.9 billion, 31 per cent higher than 2010 first half, primarily as a consequence of higher prices.

Purchase of property, plant and equipment and intangible assets accelerated in 2011 first half to $5.1 billion, an increase of $3.3 billion from 2010 first half. This included the expansion of the Pilbara iron ore mines and infrastructure to 283 Mt/a in Western Australia, the development of the Oyu Tolgoi copper-gold project in Mongolia, the expansion of the Yarwun alumina refinery in Queensland and the extension and expansion of the Kestrel coking coal mine. The $700 million payment to the Government of Guinea following the signing of the new agreement for the Simandou iron ore project has been recognised as capital expenditure.

In addition, during the first half of 2011 the Group took control of Riversdale Mining Limited and completed the $3.7 billion acquisition on 1 August. Rio Tinto increased its interest in Ivanhoe Mines Ltd from 40.5 per cent to 46.5 per cent and participated in Ivanhoe’s rights offering for a total consideration of $1.25 billion. During the first half of 2011, the Group bought back 35 million Rio Tinto plc shares for a total cost of $2.4 billion.

Dividends paid in 2011 first half of $1.2 billion compared with $0.9 billion in 2010 first half reflecting the increase in the 2010 final dividend.

Statement of financial position

Net debt increased from $4.1 billion (restated) at 31 December 2010 to $8.6 billion at 30 June 2011 as strong operating cash inflows were offset by outflows relating to capital expenditure, the Riversdale acquisition, the increased investment in Ivanhoe, the 2010 final dividend and the share buy-back programme. Net debt to total capital was 11 per cent at 30 June 2011 and interest cover was 35 times.

During the first half of 2011, Rio Tinto acquired 99.8% of Riversdale and has since compulsorily acquired the remaining shares. Riversdale’s assets and liabilities have been recognised in the statement of financial position at fair values estimated with the assistance of an independent third party valuer, together with goodwill.

The Group has revised its definition of net debt, such that it is stated net of the impact of certain funding arrangements relating to equity accounted units (“EAUs”) and partially-owned subsidiaries (“EAU funded balances”). This modification is required in order to avoid showing liabilities twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently loaned by the EAU to a consolidated Group subsidiary. Comparative figures have been adjusted accordingly.

In 2011 first half, Rio Tinto issued $2 billion of fixed rate bonds, comprising $700 million of 5-year bonds at 2.5 per cent, $1 billion of 10-year bonds at 4.125 per cent and $300 million of 30-year bonds at 5.2 per cent. At 30 June 2011, 57 per cent of Rio Tinto’s gross debt of $18.2 billion was at fixed interest rates.

Profit for the period

In 2011 first half, profit for the period was $8,078 million (2010 first half $6,278 million) of which $491 million (2010 first half $433 million) was attributable to non-controlling interests, leaving $7,587 million (2010 first half $5,845 million) of net earnings attributable to owners of Rio Tinto. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

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Dividends

The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time.

The interim dividend is set at one half of the total dividends declared for the previous year excluding any special dividends. Therefore, interim dividends equivalent to US 54 cents per share have been declared by Rio Tinto plc and Rio Tinto Limited, a 20 per cent increase compared to the 2010 interim dividend of US45 cents per share.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 2 August 2011.

Ordinary dividend per share	2011	2010

Rio Tinto Group
Interim (US cents)	54.00	45.00

Rio Tinto plc
Interim (pence)	33.14	28.21

Rio Tinto Limited
Interim (Australian cents)	49.81	49.27

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

The respective dividends will be paid on 8 September 2011 to holders of ordinary shares and on 9 September 2011 to ADR shareholders. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on 12 August 2011 and to Rio Tinto Limited shareholders on the register at the close of business on 16 August 2011. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 10 August 2011.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five days prior to the dividend payment date. Currency elections must be registered by 17 August 2011 for Rio Tinto Limited and Rio Tinto plc shareholders.

ADR shareholders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 1 September 2011. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 17 August 2011 for both Rio Tinto Limited and Rio Tinto plc shareholders. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

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Capital and major evaluation projects

During 2011, the Australian dollar strengthened significantly against the US dollar. As a consequence, Rio Tinto approved an additional $2.4 billion of funding for its existing iron ore and alumina capital projects in Australia during the first half as the majority of project costs are incurred in Australian dollars. These additional funds are included within the total approved costs below. These iron ore and alumina projects remain on time and on budget in Australian dollar terms.

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Completed in 2011

Iron ore – debottlenecking of Dampier port to expand the Pilbara capacity by 5 million tonnes to 225 Mt/a	$91m	The project was completed on time and on budget by the end of the first quarter of 2011.

Ongoing and approved

Iron Ore

Phase one expansion of Iron Ore Company of Canada’s (IOC) concentrate capacity (Rio Tinto 58.7%)	$486m	Initially approved in March 2008, the project recommenced in May 2010 (Rio Tinto share $285m). It is expected to expand concentrate capacity by 4 Mt/a to 22 Mt/a by early 2012.

Preparation for the expansion of the Pilbara to 333 Mt/a and beyond	$990m	Approved in July and August 2010, the funding (Rio Tinto share $649m) allowed dredging contracts to be awarded and long lead items to be ordered as part of early works on the expansion of the Cape Lambert port to 180 Mt/a capacity.

Development of Hope Downs 4 mine in the Pilbara (Rio Tinto 50%) to sustain production at 230 Mt/a	$2.1bn	Approved in August 2010, first production is expected in 2013. The new mine is anticipated to have a capacity of 15 Mt/a and a capital cost of $1.6 billion (Rio Tinto share $0.8bn). Rio Tinto is funding the $0.5 billion for the rail spur, rolling stock and power infrastructure.

Debottlenecking of Dampier port to expand the Pilbara capacity by a further 5 million tonnes to 230 Mt/a	$284m	Approved in September 2010, the project is expected to add 5 million tonnes of annual capacity at the Dampier port by Q1 2012. No additional capital is required at the mines.

Expansion of Pilbara infrastructure to 283 Mt/a	$4.1bn	Approved in October 2010, the investment (Rio Tinto share $3.1bn) is expected to increase infrastructure capacity by 53 Mt/a to 283 Mt/a by the end of 2013. Further investments in mine expansions will be required.

Expansion of Brockman 4 mine (from 22 Mt/a to 40 Mt/a) and Western Turner Syncline mine (from 6 Mt/a to 15 Mt/a) in the Pilbara.	$1.4bn	Approved in December 2010, the two projects represent the first two of three mine developments to expand mine capacity to an anticipated 283 Mt/a by the end of 2013.

Phase two expansion of IOC’s concentrate capacity to 23.3 Mt/a (Rio Tinto 58.7%)	$277m	Approved in February 2011, phase two is expected to be complete by early 2013 (Rio Tinto share $163 million) with options to expand further to 26 Mt/a.

Phase two of the Marandoo mine expansion to sustain production at 230 Mt/a	$1.1bn	Approved in February 2011, the mine will extend Marandoo at 15 Mt/a by 16 years to 2030.

Continues	Page 8 of 53

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Funding for early works and procurement as part of the programme to increase capacity in the Pilbara to 333 Mt/a	$676m	Approved in June 2011, the $676 million (Rio Tinto share US$350 million) will be used to bring forward engineering work for the longest lead-time components of Cape Lambert port development and rail infrastructure. As a result, capacity expansion to 333 Mt/a will now be reached in the first half of 2015, six months earlier than planned.

Aluminium

Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 Mt/a	$2.3bn	Approved in July 2007, the co-generation plant was commissioned in September 2010 and the shiploader was commissioned in November 2010. The project is expected to be completed in August 2012 with first bauxite to be processed through the expanded plant in mid-2012.

Construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada	$228m	Approved in October 2008, the project remains on track and is expected to be completed in December 2012.

Modernisation of ISAL aluminium smelter in Iceland	$487m	Approved in September 2010, the project is expected to increase production from 190kt to 230kt between April 2012 and July 2014. The total includes $140m in a leading-edge casting facility to produce value-added billet, approved in October 2010.

The first phase (60kt per annum) of the AP60 plant in Quebec	$1.1bn	Approved in December 2010, $758m will be spent on completing the first phase of the AP60 plant of 60ktpa by 2013, in addition to the $376m spent to date. First hot metal is expected in February 2013.

Modernisation and expansion of Kitimat smelter	$640m	A further $300m was approved in December 2010 for further construction in preparation for the $2.5bn modernisation of the Kitimat smelter. This is in addition to $340m spent to date. Final approval is expected in 2011.

Copper

Investment in phases 1 and 2 of Moly Autoclave Process (MAP) to enable lower-grade molybdenum concentrate to be processed more efficiently than conventional roasters and allow improved recoveries	$340m	First approved in June 2008, the project was put on hold. Approval was given in April 2010 to restart the project. First production from phase 1 is anticipated in the fourth quarter of 2012 and full capacity of 30mlbs is scheduled for fourth quarter 2013. The phase 2 expansion to 60mlbs per annum is anticipated to be completed in the first quarter of 2015.

Construction of the Eagle nickel and copper mine in Michigan (USA).	$469m	Approved in June 2010, first production is expected in late 2013. The mine will produce an average of 17.3kt and 13.2kt per year of nickel and copper metal respectively over six years.

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Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Construction of phase one of Oyu Tolgoi copper and gold mine in Mongolia[1].	$6.0bn	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. First ore production is forecast to commence in late 2012.

Energy

Extension and expansion of Kestrel coking coal mine (Rio Tinto share 80%).	$1.1bn	Approved in December 2007, the investment is expected to extend the life of the mine to 2031 and increase production to an average of 5.7Mt/a. Extension expected to come onstream in the second quarter of 2013.

6 Mt/a expansion of Hunter Valley Operations (Rio Tinto 75.7%) and Mount Thorley Warkworth mine (Rio Tinto 48%)	$260m	Approved in July 2010, the two thermal coal expansions are expected to reach the full run rate by mid-2012.

Expansion of Bengalla’s thermal coal capacity by 2.1 million tonnes to 9.3 Mt/a (Rio Tinto 30.3%)	$184m	Approved in November 2010, the expansion will include the upgrading of infrastructure and the purchase of additional mining equipment. A feasibility study for a second stage expansion to increase production to 10.7 Mt/a is underway.

Development of the greenfield Benga coking and thermal coal mine in Mozambique (Rio Tinto 65%)	$270m	Acquired as part of the Riversdale acquisition, Benga is expected to commence production by the end of 2011. Production from phase one is expected to ramp up to a rate of 1.6 Mt/a of coking coal and 0.8 Mt/a of thermal coal by the end of 2012.

Diamonds & Minerals

Argyle Diamond mine underground project	$1.6bn	Originally approved in 2005, project was slowed in 2009. The remaining $803 million to complete was approved in September 2010. The underground is expected to be fully operational in 2013 with targeted production in excess of 20 million carats a year. It will extend the mine life to at least 2019.

[1]	On 21 June 2011, Rio Tinto increased its ownership in Ivanhoe Mines to 46.5 per cent. Ivanhoe Mines owns 66 percent of the Oyu Tolgoi copper/gold project.

Evaluation expenditure in 2011, including the Simandou iron ore project and the Resolution and La Granja copper projects, is expected to be around $900 million.

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Rio Tinto financial information by business unit

	%		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
Six months ended 30 June – US$m	Interest		2011	2010	2011	2010	2011	2010
Iron Ore
Hamersley	100.0		10,046	6,812	7,382	4,700	4,915	3,135
Robe River (d)	53.0		2,379	1,811	1,852	1,391	981	745
Iron Ore Company of Canada	58.7		1,069	1,030	550	562	199	197
Dampier Salt	68.4		217	199	18	49	3	19

Product group operations			13,711	9,852	9,802	6,702	6,098	4,096
Evaluation projects/other			49	47	(148)	15	(146)	12

			13,760	9,899	9,654	6,717	5,952	4,108

Aluminium (e)
Bauxite & Alumina			1,881	1,509	207	117	(30)	(79)
Primary Metal			5,872	5,092	1,200	1,098	380	399
Other integrated operations			21	26	(97)	38	(53)	(20)
Upstream intersegment			(1,475)	(1,158)	14	(17)	(10)	(4)

Integrated operations			6,299	5,469	1,324	1,236	287	296
Other product group items			1,568	1,341	71	41	54	25
Evaluation projects/other			85	52	41	39	38	45

			7,952	6,862	1,436	1,316	379	366

Copper
Kennecott Utah Copper	100.0		1,853	1,627	1,164	1,046	734	632
Escondida	30.0		1,342	1,083	830	659	471	376
Grasberg joint venture	(f	)	217	243	150	149	77	75
Palabora	57.7		582	387	206	88	64	21
Northparkes	80.0		154	106	78	68	46	35

Product group operations			4,148	3,446	2,428	2,010	1,392	1,139
Evaluation projects/other			—	—	(228)	(108)	(155)	(74)

			4,148	3,446	2,200	1,902	1,237	1,065

Energy
Rio Tinto Coal Australia	(g	)	2,686	1,917	858	689	433	360
Riversdale	99.8		—	—	(22)	—	(17)	—
Rössing	68.6		224	261	(25)	56	(17)	18
Energy Resources of Australia	68.4		246	186	(12)	52	(17)	10

Product group operations			3,156	2,364	799	797	382	388
Evaluation projects/other			2	4	(10)	430	(7)	229

			3,158	2,368	789	1,227	375	617

Diamonds & Minerals
Diamonds	(h	)	313	326	50	75	(10)	34
Rio Tinto Iron & Titanium	(i	)	769	633	140	133	39	35
Rio Tinto Minerals	(j	)	533	499	130	96	84	53

Product group operations			1,615	1,458	320	304	113	122
Evaluation projects/other			6	10	(18)	(1)	(15)	(1)

			1,621	1,468	302	303	98	121

Other operations	(k	)	1,437	2,770	98	134	28	56
Inter-segment transactions			(312)	(567)	28	(10)	52	(22)
Other items					(259)	(351)	(209)	(334)
Central exploration					5	18	21	7
Net interest							(152)	(217)

Underlying earnings					14,253	11,256	7,781	5,767
Items excluded from underlying earnings					(75)	—	(194)	78

Total			31,764	26,246	14,178	11,256	7,587	5,845

Depreciation and amortisation in subsidiaries					(1,837)	(1,612)
Impairment charges					(195)	(565)
Depreciation and amortisation in equity accounted units					(266)	(252)
Taxation and finance items in equity accounted units					(381)	(323)

Profit before finance items and taxation					11,499	8,504

References above are to notes on pages 12 and 13.

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Rio Tinto financial information by business unit (continued)

Six months ended 30 June	Rio Tinto interest		Capital Expenditure (m)		Depreciation & Amortisation		Operating Assets (n)
US$ millions	%		2011	2010	2011	2010	At 30 June 2011	At 31 December 2010

Iron Ore
Hamersley	100.0		706	442	390	287	9,358	8,010
Robe River (d)	53.0		426	103	118	94	3,160	2,612
Iron Ore Company of Canada	58.7		236	70	54	50	1,029	847
Dampier Salt	68.4		10	3	12	11	210	196
Simandou	95.0		700	—	4	4	660	(42)
Other			—	—	—	—	5	5

			2,078	618	578	446	14,422	11,628

Aluminium (e)
Bauxite & Alumina			276	201	220	195	11,831	11,318
Primary Metal			629	343	598	538	26,427	25,380
Other integrated operations			54	(5)	20	22	1,840	1,628

Integrated operations			959	539	838	755	40,098	38,326

Copper
Kennecott Utah Copper	100.0		166	86	117	141	1,908	1,476
Escondida	30.0		213	103	68	55	1,476	1,468
Grasberg joint venture	(f	)	73	48	18	20	524	540
Palabora	57.7		32	7	53	31	59	—
Northparkes	80.0		12	22	9	17	376	403
Oyu Tolgoi	(l	)	1,009	—	—	—	3,820	2,489
Other			118	89	2	2	1,598	948

			1,623	355	267	266	9,761	7,324

Energy
Rio Tinto Coal Australia	(g	)	444	285	151	122	3,703	3,145
Riversdale	99.8		48	—	—	—	3,292	—
Rössing	68.6		8	13	15	15	157	201
Energy Resources of Australia	68.4		31	17	20	28	280	348

			531	315	186	165	7,432	3,694

Diamonds & Minerals
Diamonds	(h	)	162	70	68	28	1,339	1,185
Rio Tinto Iron & Titanium	(i	)	55	30	83	70	2,785	2,708
Rio Tinto Minerals	(j	)	14	6	19	27	446	682
Other			—	—	—	—	5	5

			231	106	170	125	4,575	4,580

Other operations	(k	)	96	143	8	54	154	264
Net assets held for sale	(o	)	—	—	—	—	287	(101)
Other items			107	14	56	53	(3,385)	(2,097)
Less: equity accounted units			(507)	(292)	(266)	(252)	—	—

Total			5,118	1,798	1,837	1,612	73,344	63,618

Less: Net debt							(8,589)	(4,071)
Less: Equity accounted unit funded balances excluded from net debt							(1,894)	(1,300)

Total Rio Tinto shareholders’ equity							62,861	58,247

References above are to notes on pages 12 and 13.

Continues	Page 12 of 53

Notes to financial information by business unit

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes the Cable division of Alcan Engineered Products which is included in ‘Other Operations’.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).
(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.
(c)	Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.
(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.
(e)	Aluminium is now presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities. 2010 comparative information has been adjusted accordingly.
(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley, giving the Group a beneficial interest in those companies of 30.3 per cent and 60.6 per cent, respectively.
(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).
(i)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and RBM (attributable interest of 37 per cent).
(j)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent). Excludes the operating assets of Luzenac Talc which are presented within ‘Net assets held for sale’.
(k)	Other operations include Rio Tinto’s 100 per cent interests in the Cable division of Alcan Engineered Products, Rio Tinto Marine and its US coal business, Colowyo and its 39 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division).

Continues	Page 13 of 53

Notes to financial information by business unit (continued)

(l)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its investment in Ivanhoe Mines Ltd (Ivanhoe). The Group’s remaining interests in the assets of Ivanhoe, unrelated to Oyu Tolgoi LLC, are reported in the Copper group within “Other”.
(m)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(n)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt).
(o)	Net assets held for sale at 30 June 2011 include Luzenac Talc and Riversdale’s Zululand Anthracite Colliery (ZAC) which was acquired with a view to resale. Net assets at 31 December 2010 relate to Alcan Engineered Products excluding the Cable Division.

Continues	Page 14 of 53

Review of operations

Comparison of underlying earnings

2011 first half underlying earnings of $7,781 million were $2,014 million above 2010 first half underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2010 first half underlying earnings	5,767

Iron ore	1,844
Aluminium	13
Copper	172
Energy[1]	(13)
Diamonds & Minerals	(23)
Disposal of undeveloped evaluation properties[1]	(192)
Central exploration and evaluation	(23)
Interest	65
Intersegment transactions, other operations and other items	171

2011 first half underlying earnings	7,781

[1]

Disposal of undeveloped evaluation properties includes a $229 million gain on disposal of undeveloped coal properties in 2010 first half reflected within Energy’s underlying earnings in the Financial Information by Business Unit.

Iron ore

	First half 2011	First half 2010	Change
Production (million tonnes – Rio Tinto share)	90.7	87.0	+4%
Gross sales revenue ($ millions)	13,760	9,899	+39%
Underlying EBITDA ($ millions)	9,654	6,717	+44%
Underlying earnings ($ millions)	5,952	4,108	+45%
Capital expenditure ($ millions)	2,078	618	+236%

Performance

The Iron Ore group’s underlying earnings of $5,952 million in 2011 first half were 45 per cent higher than 2010 first half, reflecting higher prices partly offset by adverse currency movements, lower sales volumes and higher costs driven by inflation, input prices, royalties and operational readinesss. Capital expenditure reflected the expansion in the Pilbara to 283 Mt/a and the expansion of Iron Ore Company of Canada (IOC) to 23 Mt/a.

Markets

First half shipments of 110 million tonnes (100 per cent basis) were 6 million tonnes lower than 2010 first half following several cyclones, widespread flooding and a subsequent train derailment in the first quarter of 2011 in Western Australia. The cyclonic activity caused ship-loading operations to be suspended several times with the resultant loss of approximately nine shipping days. Rail infrastructure recovered from the inclement weather but some speed restrictions remained for several weeks.

Continues	Page 15 of 53

Operations

The Pilbara mines produced 110 million tonnes (100 per cent basis), a three per cent increase on 2010 first half. This was despite unseasonably wet weather throughout the second quarter. The strong performance was marred by the death in June of a scaffolding contractor at the East Intercourse Island terminal at Dampier port, the first such tragedy for the Pilbara operations since August 2003.

The capacity of the Pilbara system increased by five million tonnes to 225Mt/a at the end of the first quarter of 2011, following the completion of the first debottlenecking project at the Dampier port on time and on budget.

New projects and growth

The expansion of capacity of the Pilbara to 283 Mt/a by the second half of 2013 remains on track. The feasibility study to expand the Pilbara to 333 Mt/a is well advanced with a full decision planned in early 2012.

On 15 June, Rio Tinto announced that it is accelerating its iron ore expansion programme in the Pilbara with an additional $676 million of funding for early works and procurement. As a result, it is expected that the capacity expansion to 333 Mt/a will now be reached in the first half of 2015, six months earlier than previously planned.

Rio Tinto’s integrated operations will be progressively upgraded as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H1 2015 - Cape Lambert second 50 Mt/a increment (in feasibility study)

At IOC, the Concentrator Expansion Project Phase 1, lifting capacity to 22 Mt/a, is on track for completion in early 2012 and Phase 2, improving the magnetite recovery circuit, is progressing as planned, with first production expected in early 2013.

On 22 April, Rio Tinto, its subsidiary Simfer and the Government of Guinea signed a Settlement Agreement securing Rio Tinto’s mining title in Guinea and paving the way for first shipment of iron ore by mid-2015. Certain provisions of the Settlement Agreement require amendment to Simfer’s current Mining Convention which requires ratification by the Guinean National Assembly in order for these provisions to have full effect. In recognition of the resolution of all outstanding issues and finalisation of new investment agreement terms, Simfer paid $700 million to the Guinean Public Treasury.

2011 production guidance

In 2011, Rio Tinto expects to produce in excess of 240 million tonnes (100 per cent basis) from its global operations in Australia and Canada.

Continues	Page 16 of 53

Aluminium

	First half 2011	First half 2010	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	16,793	15,985	+5%
Alumina (000 tonnes)	4,357	4,442	-2%
Aluminium (000 tonnes)	1,902	1,889	+1%
Gross sales revenue ($ millions)	7,952	6,862	+16%
Underlying EBITDA ($ millions)	1,436	1,316	+9%
Underlying earnings ($ millions)	379	366	+4%
Capital expenditure ($ millions)	959	539	+78%

Performance

The Aluminium group’s underlying earnings of $379 million were four per cent higher than 2010 first half. This was principally as a result of higher exchange-traded aluminium prices, which increased earnings by $661 million compared with 2010 first half. This was partly offset by adverse currency movements of $305 million, mainly from the strengthening of the Canadian and Australian dollars against the US dollar. Higher costs from increased input prices and adverse weather impacts also reduced earnings. Abnormally heavy rains in Australia between December 2010 and April 2011 lowered underlying earnings by approximately $130 million, due to lost alumina tonnage and higher costs in mining, refining and power generation, with a smaller impact expected to continue into the second half of 2011.

Rio Tinto Alcan continues to focus on transformational change, portfolio discipline, a reduced cost structure and margin improvements to deliver an incremental EBITDA improvement of $1 billion by 2014. A strategic review is underway of the four Specialty Alumina plants in France and Germany and the Lynemouth smelter and power plant in the UK. For the Specialty Alumina business, all options are being explored ranging from the status quo to its potential sale to interested third parties. The strategic review at Lynemouth is ongoing and while no decisions have been taken, options involving the sale or closure of part, or all, of the assets are being carefully considered.

Markets

The 2011 first half spot aluminium price averaged $2,551 per tonne, an increase of 20 per cent on 2010 first half.

The aluminium market was characterised by strong demand, and high regional market premiums. The physical market was tightened due to reduced scrap availability, aggressive warehouse incentives and financial deals resulting in long lead times to withdraw metal from LME warehouses. Other factors included higher oil prices impacting freight costs, stronger aluminium demand in some end-use markets such as transportation and smelter closures in some regions.

Operations

Bauxite production in 2011 first half was five per cent higher than 2010 first half, notably at Weipa, driven by increased third party demand.

Alumina production is gradually recovering from the abnormally heavy rains between December 2010 and April 2011, which primarily impacted Queensland Alumina’s production, affecting bauxite and coal quality, equipment reliability and freight costs.

Aluminium production was one per cent higher than 2010 first half reflecting a gradual return to full capacity at the Lynemouth smelter in the UK. Hydrology conditions in the Saguenay

Continues	Page 17 of 53

returned to normal in 2011 first half following low snow and rain levels experienced in 2010 first half, resulting in lower additional power purchases.

Rio Tinto Alcan has implemented a metal sales hedging strategy to protect the downside risk of three higher cost smelters, representing approximately eight per cent of forecast production in 2011.

New projects and growth

The expansion of the Yarwun alumina refinery in Queensland from 1.4 to 3.4 million tonnes per annum is proceeding on schedule with first bauxite to be processed through the expanded plant in mid-2012. The expansion will improve cost efficiency for the entire refinery and is expected to move Rio Tinto Alcan’s position further down the alumina industry cost curve.

As part of the transformation of the smelter portfolio, Rio Tinto Alcan has advanced the modernisation of the Kitimat smelter in British Columbia by permanently closing two lines of production in September 2010. The decision whether to invest in the project is expected to be taken in the fourth quarter of 2011.

2011 production guidance

In 2011, Rio Tinto’s share of bauxite, alumina and aluminium production is expected to be 35.8 million tonnes, 9.2 million tonnes and 3.9 million tonnes, respectively.

Copper

	First half	First half
	2011	2010	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	273.4	333.2	-18%
Refined copper (000 tonnes)	185.1	186.5	-1%
Mined molybdenum (000 tonnes)	7.9	6.0	+32%
Mined gold (000 oz)	346	385	-10%
Refined gold (000 oz)	204	320	-36%
Gross sales revenue ($ millions)	4,148	3,446	+20%
Underlying EBITDA ($ millions)	2,200	1,902	+16%
Underlying earnings ($ millions)	1,237	1,065	+16%
Capital expenditure ($ millions)	1,623	355	+357%

Performance

The Copper group’s underlying earnings of $1,237 million were 16 per cent higher than 2010 first half, reflecting higher prices. This benefit was partly offset by lower volumes, from Kennecott Utah Copper, Escondida and Grasberg, higher unit cash costs in line with reduced production from lower grades and an increase in evaluation expenditure at the Resolution and La Granja projects.

Markets

The Copper group benefited from higher average prices for its major products in 2011 first half. Copper increased 31 per cent to 426 cents per pound, gold increased 26 per cent to $1,447 per ounce and molybdenum increased 11 per cent to $18 per pound.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to increase underlying earnings by $699 million compared with 2010 first half.

At 30 June 2011, the Group had an estimated 212 million pounds of copper sales that were provisionally priced at US 425 cents per pound. The final price of these sales will be

Continues	Page 18 of 53

determined during the second half of 2011. This compared with 270 million pounds of open shipments at 31 December 2010, provisionally priced at US 428 cents per pound.

Continues	Page 19 of 53

Operations

Kennecott Utah Copper continued to build upon the record milling rates established in 2010. Lower metals in concentrates in 2011 first half were driven by lower copper and gold grades. Molybdenum in concentrate production was 32 per cent higher than 2010 first half due to higher ore grades and recoveries.

Mined copper at Escondida was 23 per cent lower than 2010 first half primarily due to lower grades. At Grasberg, Rio Tinto’s share of joint venture copper in 2011 was impacted by lower ore grades which substantially reduced the Rio Tinto share of production under the metal sharing agreement.

New projects and growth

Rio Tinto assumed management of the Oyu Tolgoi copper-gold project in Mongolia following an agreement with Ivanhoe Mines Ltd in December 2010. In February 2011, Rio Tinto fully participated in Ivanhoe’s rights offering, following which it increased its interest in Ivanhoe to 42.1 per cent through the previously announced acquisition of an additional ten million Ivanhoe shares from Citibank plus an anti-dilution adjustment for the rights offering. On 21 June, Rio Tinto exercised its remaining warrants, increasing its ownership to 46.5 per cent. Consideration paid in the first half of 2011 for the above transactions totalled $1.25 billion. Rio Tinto can increase its ownership in Ivanhoe to 49 per cent on or before 18 January 2012.

In April, Rio Tinto approved $238 million to advance a feasibility study for extending the life of Kennecott Utah Copper’s Bingham Canyon Mine, and for the purchase of related long-lead time equipment. The study will look at extending the mine’s life from 2020 to 2028 through pushing back the south wall and constructing supporting infrastructure and equipment.

Evaluation work accelerated at the Resolution project in Arizona. In June, Rio Tinto approved $103 million to deepen shaft no 9 to full depth and for early engineering commitments on two further shafts.

2011 production guidance

In 2011, Rio Tinto share of mined and refined copper production is expected to be 539 thousand tonnes and 350 thousand tonnes, respectively.

Continues	Page 20 of 53

Energy

	First half	First half
	2011	2010	Change
Production (Rio Tinto share)
Australian coal (000 tonnes)
Hard coking coal	3,403	4,254	-20%
Semi-soft coking coal	1,380	1,811	-24%
Thermal coal	8,780	8,582	+2%
Uranium (000’s pounds)	2,467	5,325	-54%
Gross sales revenue ($ millions)	3,158	2,368	+33%
Underlying EBITDA ($ millions)[1]	789	1,227	-36%
Underlying earnings ($ millions)[1]	375	617	-39%
Capital expenditure ($ millions)	531	315	+69%

[1]	EBITDA and underlying earnings in 2010 first half included $435 million pre-tax and $229 million post-tax gain from the sale of two undeveloped coal projects.

Performance

The Energy group’s underlying earnings of $375 million, which were 39 per cent lower than 2010 first half, benefited from an improved pricing environment but were impacted by lower volumes and higher costs following adverse weather conditions in 2011 and adverse exchange rate movements from a stronger Australian dollar versus the US dollar. In addition, 2010 first half included the divestment of two undeveloped coal projects in Australia which delivered a $435 million pre-tax and $229 million post-tax gain.

Markets

Demand for both thermal and coking coal was robust in 2011. Whilst concerns remain about Japanese demand following the earthquake, tsunami and associated Fukushima nuclear accident, the recovery has been promising with the Japanese utilities affected slowly coming back on line and steel demand steadily improving.

Growth in demand in other Asian countries helped to offset the short term reduced demand in Japan. In particular, continued growth in India and increasing acceptance of imported coals in conjunction with domestic coal in China, underpinned demand growth for all types of coal.

Operations

All four Queensland coal mines experienced major production issues during the first quarter due to weather events in late 2010 and early 2011, including severe flooding and cyclones Anthony and Yasi. Force Majeure was declared at all four Queensland operations effective 24 December 2010. It was lifted at Blair Athol on 18 February, at Kestrel on 21 February, at Clermont on 9 March and at Hail Creek on 12 May.

The inclement weather conditions impacted 2011 first half production of hard coking coal and semi-soft coking coal which were 20 per cent and 24 per cent, respectively, lower than 2010 first half.

Australian thermal coal production was two per cent higher than 2010 first half. Hunter Valley Operations recovered rapidly from the difficult conditions earlier in the year and set a monthly record for overburden removal during the second quarter.

Uranium production declined 54 per cent half on half, mainly due to the processing plant at ERA being shut from late January to mid June as a pro-active strategy to manage processed water levels in the tailings dam following a sustained period of above-average rainfall.

Rössing production was 38 per cent lower than 2010 first half due to lower grades and lower extraction rates.

Continues	Page 21 of 53

New projects and growth

Rio Tinto completed the acquisition of Riversdale Mining Limited on 1 August, delivering new options for growth in thermal and coking coal in Mozambique. First production from Benga is expected by the end of 2011.

2011 production guidance

In 2011, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8 million tonnes, 3 million tonnes and 18 million tonnes, respectively. In 2011, Rio Tinto’s share of uranium production is expected to be 7.5 million pounds.

Diamonds & Minerals

	First half 2011	First half 2010	Change
Production (Rio Tinto share)
Borates (000 tonnes)	264	247	+7%
Titanium dioxide (000 tonnes)	681	684	0%
Diamonds (000 carats)	5,232	7,107	-26%
Gross sales revenue ($ millions)	1,621	1,468	+10%
Underlying EBITDA ($ millions)	302	303	+0%
Underlying earnings ($ millions)	98	121	-19%
Capital expenditure ($ millions)	231	106	+118%

Performance

The Diamonds & Minerals group’s underlying earnings of $98 million were 19 per cent lower than 2010 first half. The group benefited from higher prices from improved market conditions across all products but was impacted by lower diamond volumes, adverse exchange rate movements, and increased costs, including the impact of higher unit cash costs from lower production volumes.

Markets

Demand for borates and titanium dioxide feedstocks in 2011 continued to strengthen in line with improving global economic conditions. Rio Tinto has historically entered into multi-year contracts for the sale of titanium dioxide feedstocks. As these contracts mature, they are being replaced by contracts with alternative pricing mechanisms, providing increased exposure to current market pricing.

Rough diamond market conditions strengthened during the first half of 2011. Demand growth from India and China continued with moderate recovery from the US.

Operations

Borates production increased by seven per cent compared with the first half of 2010, in line with increased demand and recovered from significant rainfall at both the US and Argentinean operations. $27 million was approved for pre-feasibility studies to develop Jadar, a promising lithium-borate deposit in Serbia.

On 1 August, Rio Tinto completed the divestment of its talc business to Imerys, a leading supplier of industrial minerals, for an enterprise value of $340 million.

Titanium dioxide feedstock production was in line with 2010 first half, despite the impact of a furnace shutdown at Rio Tinto Fer et Titane. $30 million was approved for order of magnitude studies to expand mining and refining operations in southern Africa and Canada.

Diamond production at Argyle was impacted by significant rainfall that occurred in March and April, compounded by lower grades. Diavik production was steady half on half and is expected

Continues	Page 22 of 53

to increase in the second half as underground production increases. Global supply of rough diamonds is forecast to remain at best flat over the next decade, with the potential for a decline if no new discoveries are found and developed.

2011 production guidance

In 2011, Rio Tinto’s share of production for the full year is expected to be:

•	Diamonds – 13 million carats

•	Titanium dioxide feedstocks – 1.4 million tonnes

•	Borates - 0.5 million tonnes.

Other operations

Rio Tinto’s 100 per cent interests in the Cable division of Alcan Engineered Products, Rio Tinto Marine and US Coal business, Colowyo, and its 39 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division) are included within Other operations.

Central exploration

	First half 2011	First half 2010	Change
($ millions)
Central exploration (post-tax)	(64)	(41)	-56%
Divestments	85	48	+77%

Post-tax (charge) / credit	21	7	+200%

Central exploration expenditure in 2011 first half (post disposals and post tax) resulted in a credit to underlying earnings of $21 million compared with a credit of $7 million in 2010 first half, as the result of an increased spend on greenfield exploration and higher divestments of central exploration properties. During 2011 first half, the Group realised $85 million (post tax) from the divestment of these properties compared with $48 million in 2010 first half. Divestments in 2011 first half included the Sari Gunay gold property in Iran and the Altai Nuurs coal project in Mongolia.

On 1 June, Rio Tinto and Chinalco formalised their exploration joint venture in China with the formation of Chinalco Rio Tinto Exploration Co Ltd (CRTX). The immediate priority for CRTX will be copper exploration, with coal and potash among other commodities potentially considered at a later date.

At the Amargosa bauxite project in Brazil, grid drilling was completed on the core resource block and metallurgical studies are in progress. The Order of Magnitude Study remains on track for completion in the fourth quarter of 2011.

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

Continues	Page 23 of 53

	Average published price/exchange rate for 2011 first half	10% change	Effect on full year underlying earnings US$m
Copper	426c/lb	+/-43c/lb	324
Aluminium	$2,551/t	+/-$255/t	737
Gold	$1,447/oz	+/-$145/oz	64
Molybdenum	$18/lb	+/-$1.8/lb	54
Iron ore		+/-10%	1,710
Thermal and coking coal		+/-10%	318
Australian dollar	103USc	+/-10.3USc	846
Canadian dollar	102USc	+/-10.2USc	206
South African rand	14.5USc	+/-1.4USc	40

DIRECTORS’ REPORT for the half year ended 30 June 2011

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2011 and likely future developments are given on pages 1 to 22. Important events that have occurred during the period and up until the date of this report are set out below. Further information in connection with acquisitions and disposals and the impact of these on the financial statements are set out on pages 40 to 44.

On 4 January 2011 the Group announced the divestment of 61 per cent of its Alcan Engineered Products business.

On 8 February 2011 the Group announced a US$277 million investment at Iron Ore Company of Canada (IOC) to raise IOC’s production capacity to 23 million tonnes per year.

On 8 February 2011 the Group approved a US$933 million investment to extend the life of the Marandoo iron ore mine in the Pilbara region of Western Australia by 16 years to 2030.

On 10 February 2011 Rio Tinto announced a capital management programme, comprising a US$5 billion share buy-back, subject to market conditions, which it expected to complete by the end of 2012.

On 21 February Rio Tinto announced that coastal operations in the Pilbara region were being affected by ongoing weather issues associated with recent tropical cyclones and there was likely to be an impact on shipped tonnage for the first quarter of this year.

On 23 February 2011 the Group received a binding offer from Imerys to acquire Rio Tinto’s talc business for US$340 million. The offer was subject to customary closing conditions.

On 4 March 2011 Rio Tinto announced that Sir Rod Eddington and Yves Fortier would retire at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2011 and that Andrew Gould would retire at the conclusion of the 2012 annual general meetings.

On 29 March 2011 the Group declared that its offer for Riversdale Mining Limited (Riversdale) was unconditional and that if an interest of more than 47 per cent was obtained by 6 April 2011 the offer price would be increased to A$16.50 per share. An interest of 49 per cent was subsequently obtained on 6 April 2011. On 8 April 2011 Rio Tinto achieved a majority interest and control and following Tata Steel’s acceptance into the offer of its 26.28 per cent stake in Riversdale on 17 June 2011, the Group moved to compulsory acquisition of all outstanding Riversdale shares.

On 7 April 2011 the Group approved investment of US$238 million for feasibility study and long lead items to extend Kennecott Utah Copper’s Bingham Canyon mine in Utah.

Continues	Page 24 of 53

On 18 April 2011 Standard and Poor’s raised Rio Tinto’s long-term corporate credit rating to A-.

On 22 April 2011, Rio Tinto, its subsidiary Simfer and the Government of Guinea signed a Settlement Agreement securing Rio Tinto’s mining title in Guinea, West Africa. The agreement related to the southern concession of Simandou known as blocks 3 and 4. In recognition of the resolution of all outstanding issues and finalisation of new investment agreement terms, Simfer agreed to pay US$700 million to the Guinean Public Treasury upon promulgation of Presidential Decrees granting its mining concession and the approval of the proposed Chalco and Rio Tinto Simandou joint venture.

On 4 May 2011 the Full Court if the Federal Court in Australia handed down a decision endorsing the decision of the Australian Competition Tribunal not to declare the Hamersley rail line available for third party access under Part IIIA of the Trade Practices Act. The Full Court also ruled that the Tribunal’s decision to declare the Robe line available for third party access should be set aside.

On 1 June 2011 the Group announced that Rio Tinto and Chinalco would form a joint venture for exploration in China. The joint venture would explore mainland China for world-class mineral deposits and would be subject to Chinese regulatory approvals.

On 3 June 2011 Rio Tinto sealed comprehensive land use agreements with Traditional Owners across the Pilbara region of Western Australia, securing the current and future operations of Rio Tinto’s iron ore business.

On 15 June 2011 the Group announced that it was accelerating its iron ore expansion programme in the Pilbara region with US$676 million of funding for early works and procurement. Capacity expansion to 333 million tonnes a year is now expected to be reached in the first half of 2015, six months earlier than planned.

On 21 June 2011 Rio Tinto exercised its remaining warrants in Ivanhoe Mines Ltd (Ivanhoe) to increase its ownership of Ivanhoe to 46.5 per cent.

On 7 July 2011 Rio Tinto announced the appointment of John Varley as a non executive director to take effect from 1 September 2011.

Directors

The directors serving on the boards of Rio Tinto plc and Rio Tinto Limited during and since the end of the half year are:

	Notes	Date of appointment
Chairman
Jan du Plessis	(c)	1 September 2008

Executive directors
Tom Albanese, chief executive		7 March 2006
Guy Elliott, chief financial officer		1 January 2002
Sam Walsh, chief executive Iron Ore and Australia		5 June 2009

Non executive directors
Andrew Gould (senior independent director)	(b and c)	4 December 2002
Robert Brown	(c and d)	1 April 2010
Vivienne Cox	(a and c)	1 February 2005
Michael Fitzpatrick	(a, b and c)	6 June 2006
Ann Godbehere	(a and c)	9 February 2010
Richard Goodmanson	(b, c and d)	1 December 2004
Lord Kerr	(a, c and d)	14 October 2003
Paul Tellier	(a, b and c)	25 October 2007

Sir Rod Eddington and Yves Fortier retired at the conclusion of the Rio Tinto Limited 2011 annual general meeting held on 5 May 2011 after serving as directors since 1 September 2005 and 25 October 2007 respectively.

Notes

(a)	Audit committee
(b)	Remuneration committee
(c)	Nominations committee

Continues	Page 25 of 53

(d)	Committee on social and environmental accountability

Dividend

A 2010 final dividend was paid on 31 March 2011 to holders of Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADR holders. The 2010 final dividend, equivalent to 63 US cents per share, was determined by directors on 10 February 2011. Rio Tinto plc shareholders received 39.14 pence per share and Rio Tinto Limited shareholders received 61.94 Australian cents per share, based on the applicable exchange rates on 8 February 2011. Rio Tinto plc ADR holders received 63.25 US cents per ADR, based on the exchange rate on 24 March 2011 to convert from pounds sterling to US dollars

The 2011 interim dividend, equivalent to 54 US cents per share, will be paid on 8 September 2011 to holders of Ordinary shares and on 9 September 2011 to holders of ADRs. Rio Tinto plc shareholders will receive 33.14 pence per share and Rio Tinto Limited shareholders will receive 49.81 Australian cents per share based on the applicable exchange rates on 2 August 2011. ADR holders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 1 September 2011. The dividend will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on 12 August 2011 and to Rio Tinto Limited shareholders on the register at the close of business on 16 August 2011.

Principal risks and uncertainties

The following describes the material risks that could affect Rio Tinto. The Group’s view of its principal risks and uncertainties for the remaining six months of the financial year is substantially unchanged from the ones set out on pages 25 to 28 of the 2010 Annual report. These risks and uncertainties can be summarised as follows:

There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, which could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results.

(i) External

Commodity prices and global demand for the Group’s products are expected to remain uncertain, which could affect the Group’s business.

Continued growth in demand for the Group’s products in China could be affected by future developments in that country.

Rio Tinto is exposed to fluctuations in exchange rates that could affect its overall business results.

Political, legal and commercial changes in the places where the Group operates could affect the Group’s reputation, future development opportunities, and/or the viability of its operations.

Community disputes in the countries and territories in which the Group operates could affect the viability of its operations or its reputation.

The Group’s land and resource tenure could be disputed resulting in disruption to the operation or development of a resource.

Changes in the cost and/or interruptions in the supply of energy, water, fuel or other key inputs could adversely affect the economic viability of the Group’s operations.

(ii) Strategic

The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced.

Failure of the Group to make or successfully integrate acquisitions, or to complete divestment agreements, could have an adverse effect on the business and results of operations.

(iii) Financial

The Group’s reported results could be adversely affected by the impairment of assets and goodwill.

Continues	Page 26 of 53

(iv) Operational

Estimates of ore reserves are based on many assumptions and changes in the assumptions could lead to reported ore reserves being restated.

Labour disputes could lead to lost production and/or increased costs.

Some of the Group’s technologies are unproven and failures could adversely impact costs and/or productivity.

The Group’s mining operations are vulnerable to natural disasters, operating difficulties, health, safety or environmental incidents and infrastructure constraints, not all of which are covered by insurance, which could have an impact on productivity and reputation.

The Group may be exposed to major failures in the supply chain for specialist equipment and materials.

Joint ventures and other strategic partnerships may not be successful and non-managed projects and operations may apply standards that differ from Rio Tinto’s, which may adversely affect its reputation and the value of such projects and operations.

(v) Sustainable development

Increased regulation and pricing of greenhouse gas emissions could adversely affect the Group’s cost of operations.

The Group depends on the continued services of key personnel.

The Group’s costs of close down, restoration and rehabilitation could be higher than expected due to unforeseen changes in legislation, standards and techniques, or underestimated costs.

Health, safety, environment and other regulations, standards and stakeholder expectations evolve over time and unforeseen changes could have an adverse effect on the Group’s earnings, cash flows and reputation.

Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are essential to its objective to maximise the overall long term return to shareholders and have continued to apply the standards discussed under ‘Corporate governance’ on pages 114 to 127 of the 2010 Annual report which is available on the on the Rio Tinto Group website www.riotinto.com.

Publication of Half year results

In accordance with the UK Financial Services Authority’s Disclosure & Transparency Rules and the Australian Securities Exchange Listing Rules, the half year results will be made public and are available on the Rio Tinto Group website.

Auditor’s independence declaration

PricewaterhouseCoopers, the auditors of Rio Tinto Limited, have provided the auditor’s independence declaration as required under section 307C of the Corporations Act 2001. This has been reproduced on page 48 and forms part of this report.

The Directors’ report is made in accordance with a resolution of the board.

Jan du Plessis

Chairman

4 August 2011

Continues	Page 27 of 53

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 28 of 53

For further information, please contact:
Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Illtud Harri	David Luff

Office: +44 (0) 20 7781 1152

Mobile: +44 (0)7920 503 600

Tony Shaffer

Office: +44 (0) 20 7781 1138

Mobile: +44 (0) 7920 041 003

Christina Mills

Office: +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 0419 850 205 Karen Halbert
Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 412 119 389 Bruce Tobin
Office: +61 (0) 3 9283 3612 Mobile: +61 (0) 419 103 454

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Christopher Maitland
Office: +44 (0) 20 7781 2051	Office: +61 (0) 3 9283 3063
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

Continues	Page 29 of 53

Group income statement

	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Restated (a) Year to 31 December 2010 US$m
Gross sales revenue (including share of equity accounted units) (b),(c)	31,764	26,246	59,214

Continuing operations

Consolidated sales revenue (b)	29,056	24,544	55,171

Net operating costs (excluding items shown separately) (b)	(17,450)	(16,238)	(35,262)
Impairment charges net of reversals (d)	(195)	(565)	(982)
Gain/(loss) on consolidation and disposal of interests in businesses (e)	13	(5)	753
Exploration and evaluation costs	(453)	(220)	(594)
Profits on disposal of interests in undeveloped projects (f)	85	507	522

Operating profit	11,056	8,023	19,608
Share of profit after tax of equity accounted units	443	481	1,101

Profit before finance items and taxation	11,499	8,504	20,709

Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(47)	744	529
Net (losses)/gains on derivatives not qualifying for hedge accounting	(9)	(13)	162
Interest receivable and similar income	92	67	163
Interest payable and similar charges	(295)	(355)	(778)
Amortisation of discount	(175)	(133)	(294)

	(434)	310	(218)

Profit before taxation	11,065	8,814	20,491

Taxation	(2,997)	(2,475)	(5,296)

Profit from continuing operations	8,068	6,339	15,195
Discontinued operations
Profit/(loss) after tax from discontinued operations (g)	10	(61)	(97)

Profit for the period	8,078	6,278	15,098

– attributable to non-controlling interests	491	433	860
– attributable to owners of Rio Tinto (Net earnings)	7,587	5,845	14,238

Basic earnings/(loss) per share (h)
Profit from continuing operations	388.8c	301.2c	731.0c
Profit/(loss) from discontinued operations	0.5c	(3.1c )	(4.9c )

Profit for the period	389.3c	298.1c	726.1c

Diluted earnings/(loss) per share (h)
Profit from continuing operations	386.2c	300.1c	726.7c
Profit/(loss) from discontinued operations	0.5c	(3.1c )	(4.9c )

Profit for the period	386.7c	297.0c	721.8c

Dividends paid during the period (US$m)	1,233	887	1,754
Dividends per share: paid during the period (h)	63.0c	45.0c	90.0c
Dividends per share: proposed in the announcement of the results for the period	54.0c	45.0c	63.0c

Continues	Page 30 of 53

Group income statement (continued)

(a)	The financial statements for the year ended 31 December 2010 have been restated in accordance with IFRS 3 ‘Business Combinations’ (Revised), following reclassification of certain balances relating to the Consolidation of Oyu Tolgoi LLC. Refer to the ‘Acquisitions and disposals’ note on pages 40 to 44.
(b)	Following the continued integration and organisational restructure of Rio Tinto Aluminium and adoption of the integrated operations approach (see Rio Tinto Financial Information by Business Unit on pages 10 to 13), sales of surplus power and carbon products used in the smelting process, previously included within sales revenue, have been treated as a credit to operating costs. In addition, third party commodity swap arrangements for delivery and receipt of smelter grade alumina are offset within operating costs. Corresponding amounts in comparative periods have been reclassified accordingly. This reclassification is considered to improve the relevance of the financial statements for users. The impact of the reclassification on previously reported consolidated sales revenue is; 30 June 2010: US$665 million (31 December 2010: US$1,405 million). The impact on previously reported gross sales revenue is; 30 June 2010: US$522 million (31 December 2010: US$1,109 million).
(c)	Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) of US$3,414 million (30 June 2010: US$2,119 million; 31 December 2010: US$4,254 million) in addition to Consolidated sales revenue. Consolidated sales revenue includes subsidiary sales to equity accounted units, which are not included in gross sales revenue.
(d)	An impairment of US$195 million relating to the Lynemouth smelter has been recognised at 30 June 2011. The recoverable amount has been based on fair value.

The impairment charges of US$565 million for the six months ended 30 June 2010 related to the Alcan Engineered Products business.

Impairment charges of US$982 million for the year ended 31 December 2010 related mainly to writedowns on Alcan Engineered Products of US$805 million, the Group’s diamond businesses of US$135 million and US$42 million in other impairments, following the annual impairment review process. All 2010 impairments were measured based upon an assessment of fair value.

(e)	The gain arising on the consolidation and disposal of interests in businesses for the year ended 31 December 2010 related principally to the gain on consolidation of Oyu Tolgoi LLC into the Rio Tinto Group and the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc.

The gain arising on consolidation of Oyu Tolgoi LLC represented the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi over the historic cost of acquiring that share through its investment in Ivanhoe Mines.

(f)	The profits in 2011 relate principally to the disposal of undeveloped projects at Sari Gunay and Altai Nuurs. The profits in 2010 related principally to the disposal of undeveloped coal projects at Vickery and Maules Creek.
(g)	Profit after tax from discontinued operations for 30 June 2011 of US$10 million (30 June 2010: US$61 million loss; 31 December 2010: US$97 million loss) relates to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010, and the Alcan Packaging Food Americas division to Bemis Company Inc. on 1 March 2010.
(h)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,948.8 million (30 June 2010: 1,960.7 million; 31 December 2010: 1,961.0 million), being the average number of Rio Tinto plc shares outstanding of 1,513.0 million (30 June 2010: 1,524.9 million; 31 December 2010: 1,525.2million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 435.8 million (30 June 2010: 435.8 million; December 2010: 435.8 million). The profit and loss figures used in the calculation of basic and diluted earnings per share are based on profits and losses attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings/(loss) per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Continues	Page 31 of 53

Group statement of comprehensive income

	Attributable to owners of Rio Tinto US$m	Non- controlling interests US$m	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Restated Year to 31 December 2010 US$m
Profit after tax for the period	7,587	491	8,078	6,278	15,098
Other comprehensive income:
Currency translation adjustment (a)	1,819	107	1,926	(1,940)	1,504
Currency translation on companies disposed of transferred to the income statement	48	—	48	1	6
Cash flow hedge fair value (losses)/gains:
– Cash flow hedge (losses)/gains	(62)	(5)	(67)	72	(93)
– Cash flow hedge losses transferred to the income statement	42	33	75	41	95
– (Losses)/gains on revaluation of available for sale securities	(142)	—	(142)	(104)	215
– Loss on revaluation of available for sale securities transferred to the income statement	(2)	—	(2)	—	(10)
Actuarial losses on post retirement benefit plans	(449)	(14)	(463)	(1,469)	(782)
Share of other comprehensive income/(expense) of equity accounted units	151	—	151	(74)	206
Tax relating to components of other comprehensive income	57	(4)	53	392	253

Other comprehensive income/(expense) for the period, net of tax	1,462	117	1,579	(3,081)	1,394

Total comprehensive income for the period	9,049	608	9,657	3,197	16,492

(a)	The currency translation arising from Rio Tinto Limited’s share capital of US$273 million for the period ended 30 June 2011 is disclosed in the Statement of changes in equity. Refer to Statement of changes in equity on page 34.

Continues	Page 32 of 53

Group statement of cash flows

	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Restated Year to 31 December 2010 US$m
Cash flows from consolidated operations (a)	12,196	9,147	22,126
Dividends from equity accounted units	680	713	1,404

Cash flows from operations	12,876	9,860	23,530
Net interest paid	(320)	(462)	(696)
Dividends paid to holders of non-controlling interests in subsidiaries	(237)	(187)	(457)
Tax paid	(3,663)	(2,036)	(4,100)

Net cash generated from operating activities	8,656	7,175	18,277
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates (b)	(4,981)	(439)	(907)
Disposals of subsidiaries, joint ventures & associates	9	15	604
Net proceeds from the disposal of assets held for sale	23	3,146	3,196
Purchase of property, plant & equipment and intangible assets	(5,134)	(1,817)	(4,591)
Sales of financial assets	23	82	227
Purchases of financial assets	(132)	(104)	(145)
Other funding of equity accounted units	(123)	(68)	(154)
Other investing cash flows	(64)	88	59

Cash (used in)/provided by investing activities	(10,379)	903	(1,711)

Cash flows before financing activities	(1,723)	8,078	16,566
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(1,233)	(887)	(1,754)
Own shares purchased from Rio Tinto shareholders	(2,359)	—	—
Proceeds from issue of ordinary shares in Rio Tinto	11	38	92
Proceeds from additional borrowings	2,485	210	1,947
Cash movement on EAU funded balances (c)	687	—	—
Repayment of borrowings	(479)	(8,032)	(11,307)
Proceeds from issue of shares to non-controlling interests	48	16	250
Other financing cash flows	(5)	73	162

Cash used in financing activities	(845)	(8,582)	(10,610)

Effects of exchange rates on cash and cash equivalents	104	(333)	(139)

Net (decrease)/increase in cash and cash equivalents	(2,464)	(837)	5,817

Opening cash and cash equivalents less overdrafts	9,959	4,142	4,142

Closing cash and cash equivalents less overdrafts (d)	7,495	3,305	9,959

(a) Cash flows from consolidated operations
Profit from continuing operations	8,068	6,339	15,195
Adjustments for:
Taxation	2,997	2,475	5,296
Finance items	434	(310)	218
Share of profit after tax of equity accounted units	(443)	(481)	(1,101)
(Profits)/losses on consolidation and on disposal of interests in businesses	(13)	5	(753)
Impairment charges net of reversals	195	565	982
Depreciation and amortisation	1,837	1,612	3,437
Provisions (including exchange differences on provisions)	391	328	907
Utilisation of provisions	(327)	(182)	(507)
Utilisation of provision for post retirement benefits	(297)	(449)	(1,110)
Change in inventories	(526)	(274)	(492)
Change in trade and other receivables	(302)	(1,046)	(1,316)
Change in trade and other payables	249	529	983
Other items	(67)	36	387

	12,196	9,147	22,126

(b)	Refer to the ‘Acquisitions and disposals’ note on page 40 to 44 for further details.
(c)	Refer to consolidated net debt note on page 38.
(d)	Closing cash and cash equivalents less overdrafts at 30 June 2011 differs from cash and cash equivalents less overdrafts on the statement of financial position as it includes US$9 million related to Talc businesses cash and cash equivalents shown separately as assets held for sale in the statement of financial position.

Continues	Page 33 of 53

Group statement of financial position

	30 June 2011 US$m	Restated 31 December 2010 US$m	30 June 2010 US$m
Non-current assets
Goodwill	16,372	15,316	14,183
Intangible assets	7,625	5,700	5,708
Property, plant and equipment	61,065	56,024	44,511
Investments in equity accounted units	9,948	6,855	7,160
Loans to equity accounted units	75	227	129
Inventories	280	375	306
Trade and other receivables	2,555	1,826	1,377
Deferred tax assets	1,993	1,863	2,234
Tax recoverable	87	52	78
Other financial assets	1,432	1,370	975

	101,432	89,608	76,661
Current assets
Inventories	5,258	4,756	4,870
Trade and other receivables	6,510	5,582	5,396
Loans to equity accounted units	122	110	129
Tax recoverable	488	542	280
Other financial assets	532	521	451
Cash and cash equivalents	7,498	9,948	3,319

	20,408	21,459	14,445
Assets of disposal groups held for sale (a)	495	1,706	393

Total assets	122,335	112,773	91,499

Current liabilities
Bank overdrafts repayable on demand	(12)	(7)	(14)
Borrowings	(737)	(2,144)	(905)
Trade and other payables	(8,297)	(6,570)	(6,063)
Other financial liabilities	(302)	(265)	(255)
Tax payable	(2,047)	(2,773)	(1,347)
Provisions (b)	(1,402)	(1,117)	(1,137)

	(12,797)	(12,876)	(9,721)

Non-current liabilities
Borrowings	(17,426)	(13,277)	(14,569)
Trade and other payables	(717)	(879)	(516)
Other financial liabilities	(346)	(416)	(368)
Tax payable	(414)	(417)	(303)
Deferred tax liabilities	(6,558)	(5,222)	(4,020)
Provision for post retirement benefits (b)	(4,789)	(4,339)	(6,000)
Other provisions	(9,781)	(9,028)	(7,883)

	(40,031)	(33,578)	(33,659)
Liabilities of disposal groups held for sale (a)	(208)	(1,807)	(251)

Total liabilities	(53,036)	(48,261)	(43,631)

Net assets	69,299	64,512	47,868

Capital and reserves
Share capital (c)
– Rio Tinto plc	243	246	246
– Rio Tinto Limited (excluding Rio Tinto plc interest)	5,874	5,601	4,678
Share premium account	4,300	4,258	4,229
Other reserves	17,422	15,643	11,998
Retained earnings	35,022	32,499	24,443

Equity attributable to owners of Rio Tinto	62,861	58,247	45,594
Attributable to non-controlling interests	6,438	6,265	2,274

Total equity	69,299	64,512	47,868

Continues	Page 34 of 53

Group statement of financial position (continued)

(a)	Assets and liabilities held for sale as at 30 June 2011 comprise the Talc businesses, and Zululand Anthracite Colliery, which was acquired with Riversdale Mining Limited. Assets and liabilities held for sale as at 30 June and 31 December 2010 mainly comprised Alcan’s Engineered Products group, excluding the Cable Division. The divestment was completed on 4 January 2011. Refer to the ‘Acquisitions and disposals’ note on pages 40 to 44.
(b)	The provision for post retirement benefits increased by US$0.5 billion to US$4.9 billion at 30 June 2011 (US$0.1 billion is included in current provisions) from 31 December 2010 due to a weakening of the US dollar and a change in actuarial assumptions resulting in a lower discount rate being applied to the Canadian plans.
(c)	At 30 June 2011, Rio Tinto plc had 1,491.5 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public, excluding those held by Rio Tinto plc. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$20.20 (31 December 2010: US$18.98; 30 June 2010: US$13.10).

Continues	Page 35 of 53

Group statement of changes in equity

Period ended 30 June 2011

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512
Total comprehensive income for the period (a)	—	—	1,801	7,248	9,049	608	9,657
Currency translation arising from Rio Tinto Limited’s share capital	273	—	—	—	273	—	273
Dividends	—	—	—	(1,233)	(1,233)	(237)	(1,470)
Share buyback schemes	(3)	—	—	(2,958)	(2,961)	—	(2,961)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(55)	(5)	(60)	—	(60)
Treasury shares reissued	—	42	—	(31)	11	—	11
Newly consolidated operations (b)	—	—	—	—	—	1,498	1,498
Change in equity held by	—	—	—	(479)	(479)	(1,487)	(1,966)
Rio Tinto: Riversdale (b) Change in equity held by	—	—	—	(59)	(59)	(254)	(313)
Rio Tinto: Ivanhoe (c) Company no longer consolidated	—	—	—	—	—	(3)	(3)
Shares issued to non- controlling interests	—	—	—	—	—	48	48
Employee share options taken to the income statement	—	—	33	40	73	—	73

Closing balance	6,117	4,300	17,422	35,022	62,861	6,438	69,299

(a)	Refer to Statement of comprehensive income for further details.
(b)	The purchase of Riversdale has been treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. Subsequent to the acquisition date, non-controlling interests reduced by US$1,487 million as Rio Tinto increased its interests in Riversdale to 99.8 per cent. An amount of US$479 million has been recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to the ‘Acquisitions and disposals’ note on pages 40 to 44 for further information.
(c)	A reduction of US$254 million in non-controlling interests arose as Rio Tinto increased its economic share in Oyu Tolgoi through the acquisition of additional interests in Ivanhoe Mines Ltd. Adjustments to retained earnings attributable to owners of Rio Tinto of US$59 million relate to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in Oyu Tolgoi. Refer to the ‘Acquisitions and disposals’ note on pages 40 to 44 for further information.

Continues	Page 36 of 53

Group statement of changes in equity (continued)

Period ended 30 June 2010

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,170	4,174	14,010	20,477	43,831	2,094	45,925
Total comprehensive income for the period (a)	—	—	(1,971)	4,819	2,848	349	3,197

Currency translation arising from Rio Tinto Limited’s share capital	(246)	—	—	—	(246)	—	(246)
Dividends	—	—	—	(887)	(887)	(187)	(1,074)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(60)	—	(60)	—	(60)
Treasury shares reissued	—	55	—	9	64	—	64
Shares issued to non- controlling interests	—	—	—	—	—	18	18
Employee share options taken to the income statement	—	—	19	25	44	—	44

Closing balance	4,924	4,229	11,998	24,443	45,594	2,274	47,868

(a)	Refer to Statement of comprehensive income for further details.

Restated

Year ended 31 December 2010

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,170	4,174	14,010	20,477	43,831	2,094	45,925
Total comprehensive income for the year (a)	—	—	1,645	13,705	15,350	1,142	16,492

Currency translation arising on Rio Tinto Limited’s share capital	677	—	—	—	677	—	677
Dividends	—	—	—	(1,754)	(1,754)	(457)	(2,211)
Own shares purchased from owners of Rio Tinto to satisfy share options	—	—	(84)	(39)	(123)	—	(123)
Treasury shares reissued	—	84	—	8	92	—	92
Consolidation of Oyu Tolgoi (b)	—	—	—	—	—	3,236	3,236
Shares issued to non- controlling interests	—	—	—	—	—	250	250
Employee share options	—	—	48	69	117	—	117
Cash settled share options reclassified as equity settled	—	—	24	33	57	—	57

Closing balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512

(a)	Refer to Statement of comprehensive income for further details.
(b)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. Refer to the ‘Acquisitions and disposals’ note on pages 40 to 44.

Continues	Page 37 of 53

Reconciliation with Australian Accounting Standards

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under AAS include the residue of such goodwill, which amounted to US$581 million at 30 June 2011 (31 December 2010: US$584 million; 30 June 2010: US$599 million).

Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of AAS.

Continues	Page 38 of 53

Reconciliation of Net earnings to Underlying earnings

Exclusions from Underlying earnings	Pre-tax (h) US$m	Taxation US$m	Non- controlling interests US$m	Discontinued Operations (h) US$m	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Re-stated Year to 31 December 2010 US$m
Gain on consolidation of Oyu Tolgoi (a)	—	—	—	—	—	—	445
Profits less losses on acquisition / disposal of interests in businesses (a)	13	16	—	—	29	(2)	174
Impairment charges (b)	(195)	38	—	—	(157)	(403)	(739)
Profit/(loss) after tax from discontinued operations (b)	—	—	—	10	10	(61)	(97)
Exchange and derivative gains/(losses):
– Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	(43)	107	18	—	82	530	434
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	27	(3)	(9)	—	15	64	56
– Gains on commodity derivatives not qualifying for hedge accounting (f)	(43)	9	—	—	(34)	(50)	(61)
Other exclusions (g)	(88)	46	(97)	—	(139)	—	39

Total excluded from Underlying earnings	(329)	213	(88)	10	(194)	78	251

Net earnings	11,065	(2,997)	(491)	10	7,587	5,845	14,238

Underlying earnings	11,394	(3,210)	(403)	—	7,781	5,767	13,987

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (g) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	The gain on consolidation of Oyu Tolgoi represents the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi over the historic cost of acquiring that share through its investment in Ivanhoe Mines.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2010 related principally to the gain on consolidation of Oyu Tolgoi LLC into the Rio Tinto Group and the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc.

(b)	Charges relating to impairment of goodwill and other non-current assets, other than undeveloped projects, but including discontinued operations.

An impairment of US$157 million relating to the Lynemouth smelter has been recognised at 30 June 2011. The impairment charges of US$739 million for the year ended 31 December 2010 related mainly to writedowns on Alcan Engineered Products of US$589 million (six months ended 30 June 2010: US$403 million), the Group’s diamond businesses of US$115 million and US$35 million in other impairments. All 2010 impairments were measured based upon an assessment of fair value less costs to sell.

Profit after tax from discontinued operations for 30 June 2011 of US$10 million (30 June 2010: US$61 million loss; 31 December 2010: US$197 million loss) relates to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010; and the Alcan Packaging Food Americas division to Bemis Company Inc. on 1 March 2010.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

Continues	Page 39 of 53

Reconciliation of Net earnings to Underlying earnings (continued)

(g)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. Other exclusions, included in operating costs, relate mainly to the write-down of inventory balances at Energy Resources of Australia. Other charges excluded from underlying earnings comprise costs relating to acquisition, disposal and similar corporate projects.
(h)	Exclusions from Underlying earnings relating to both equity accounted units (‘EAUs’) and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column ‘Pre-tax’ and the results of discontinued operations are shown in the column ‘Discontinued operations’.

Consolidated net debt

	30 June 2011 US$m	Restated 31 December 2010 US$m	30 June 2010 US$m
Analysis of changes in consolidated net debt
Opening balance	(4,071)	(18,861)	(18,861)
Adjustment on currency translation	(659)	(1,269)	165
Exchange gains/(losses) credited/(charged) to the income statement	682	1,130	(450)
Cash movements excluding exchange movements	(4,566)	15,244	7,245
Other movements	25	(315)	(66)

Closing balance	(8,589)	(4,071)	(11,967)

Analysis of closing balance
Borrowings (excluding EAU funded balances)	(16,269)	(14,121)	(15,474)
Bank overdrafts repayable on demand	(12)	(7)	(14)
Cash and cash equivalents	7,498	9,948	3,319
Derivatives related to net debt (included in ‘other financial assets/liabilities’)	194	109	202

	(8,589)	(4,071)	(11,967)

Reconciliation to statement of financial position categories
Borrowings as stated above	(16,269)	(14,121)	(15,474)
EAU funded balances excluded from net debt	(1,894)	(1,300)	—

Total borrowings in statement of financial position	(18,163)	(15,421)	(15,474)

The Group has updated its definition of net debt as of 30 June 2011, such that it is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This modification is required in order to avoid showing liabilities twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary. Comparative figures have been adjusted accordingly.

Syndicated bank loans related to revolving credit facilities arranged for the acquisition of Alcan Inc. in 2007 were all fully repaid and cancelled at 31 December 2010.

Continues	Page 40 of 53

Geographical analysis (by destination)

Six months to 30 June 2011%	Six months to 30 June 2010%	Year to 31 December 2010%	Gross sales revenue by destination	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Year to 31 December 2010 US$m
28.8	25.1	28.0	China	9,158	6,597	16,581
16.2	13.1	14.5	Other Asia	5,149	3,428	8,603
15.5	16.3	16.0	Japan	4,920	4,267	9,410
14.1	17.0	15.2	United States of America	4,493	4,451	8,975
11.7	15.3	14.1	Other Europe (excluding United Kingdom)	3,725	4,020	8,340
3.6	3.7	3.3	Canada	1,158	966	1,925
2.9	2.2	2.0	Australia	922	586	1,164
1.6	2.6	2.3	United Kingdom	506	673	1,334
5.6	4.7	4.6	Other	1,733	1,258	2,882

100.0	100.0	100.0	Gross Sales Revenue	31,764	26,246	59,214

The financial information by business unit provided on pages 10 to 13 of this press release together with the table above satisfies the disclosure requirements of IFRS 8 for interim statements and also provides additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

Prima facie tax reconciliation

	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Restated Year to 31 December 2010 US$m
Profit before taxation	11,065	8,814	20,491
Deduct: share of profit after tax of equity accounted units	(443)	(481)	(1,101)

Parent companies’ and subsidiaries’ profit before tax	10,622	8,333	19,390

Prima facie tax payable at UK rate of 26% (2010: 28%)	2,762	2,333	5,429
Higher rate of tax on Australian earnings	341	129	295
Impact of items excluded from underlying earnings	(151)	(17)	(119)
Impact of changes in tax rates and laws	21	—	(96)
Other tax rates applicable outside UK and Australia	91	42	110
Resource depletion allowances	(91)	(79)	(163)
Research, development and other investment allowances	(40)	(14)	(74)
Utilisation of previously unrecognised deferred tax assets	—	(13)	(13)
Unrecognised current year operating losses	70	40	95
Foreign exchange differences	(1)	(8)	(63)
Withholding taxes	14	16	35
Other items	(19)	46	(140)

Total taxation charge (a)	2,997	2,475	5,296

(a)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$320 million (30 June 2010: US$267 million; 31 December 2010: US$737 million).

Continues	Page 41 of 53

Acquisitions and disposals

30 June 2011

Acquisitions

Riversdale Mining Limited

After the opening of Rio Tinto’s bid for Riversdale Mining Limited (‘Riversdale’) on 11 January 2011, Rio Tinto cumulatively increased its interests in the issued share capital of Riversdale, culminating in the acquisition of a controlling 52.6 per cent interest on 8 April 2011 (the acquisition date). The cumulative consideration paid to reach the controlling percentage was US$2,191 million, all of which was cash. Subsequent to the acquisition date, Rio Tinto continued to increase its interest in Riversdale and on 20 June 2011, its interest increased to 99.8 per cent; consideration paid for the remaining 47.2 per cent was US$1,966 million. Riversdale was delisted on 7 July 2011 and, under Australian Corporations law, Rio Tinto exercised its right under Section 661A(1) of the Australian Corporations Act to compulsorily acquire the remaining shares, increasing its interest in Riversdale to 100 per cent on 1 August 2011. Due to the mutual proximity of the dates of individual increases in Rio Tinto’s shareholding prior to the acquisition date, Riversdale has been accounted for as an acquisition taking place in only two stages, firstly the acquisition of a controlling interest on 8 April 2011, and secondly the purchase of additional interests after the acquisition date.

Riversdale owns and operates a number of exploration and early development stage projects, specialising in coal opportunities in southern Africa. Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which will be equity accounted, and the wholly owned Zambeze coal project. These projects are located contiguously in the Tete and Moatize provinces of Mozambique. Riversdale also has several prospective exploration tenements in the region.

The acquisition is in line with Rio Tinto’s growth strategy of investing in, developing, and operating large, long-term, cost-competitive mines, and provides Rio Tinto with one of the world’s most promising tier one coking coal developments.

Fair values recognised on acquisition are provisional and will be subject to further review during the 12 months from the acquisition date.

Goodwill arising on acquisition comprises US$530 million, being Rio Tinto’s 52.6 per cent share at the acquisition date of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base.

Non-controlling interests were recognised at their proportionate share of the provisional fair value of identifiable assets and liabilities at the acquisition date. For the 47.2 per cent share acquired by Rio Tinto after the acquisition date the excess of consideration over the carrying value of non-controlling interests, which relates to their share of the deferred tax liability, has been taken to equity.

Continues	Page 42 of 53

Acquisitions and disposals (continued)

The fair values of the identifiable assets and liabilities of Riversdale Mining Limited at the acquisition date were provisionally estimated as follows:

As at 8 April 2011 (52.6 per cent attributable to owners of Rio Tinto)	Provisional fair value US$m
Intangible assets	1,797
Investments in equity accounted units	1,802
Cash	478
Other assets and liabilities	91
Deferred tax liabilities	(1,009)
Non-controlling interests	(1,498)
Goodwill	530

Net attributable assets including goodwill at the acquisition date	2,191

Interests in Riversdale acquired subsequent to the acquisition date
Non-controlling interests acquired (47.2 per cent)	1,487
Cash consideration in excess of the above (included as change in equity held by Rio Tinto)	479
Less: cash acquired on acquisition	(478)

Included within acquisitions of subsidiaries per the cash flow statement	3,679

For the period since acquisition, losses after tax of US$16 million are included in the consolidated income statement; there was no impact on Group sales revenue. Had Riversdale been consolidated from 1 January 2011, the consolidated income statement would have reduced by US$82 million to show profit after tax from continuing operations of US$7,996 million. Consolidated sales revenue would have been unaffected.

Ivanhoe Mines Ltd

On 3 February 2011, Rio Tinto acquired an additional 34.4 million shares in Ivanhoe Mines Ltd (‘Ivanhoe’), by participating fully in Ivanhoe’s strategic rights offering, paying a total of US$477 million and maintaining the Group’s interest in Ivanhoe. On 3 February 2011, Rio Tinto completed the purchase of ten million shares in Ivanhoe, together with the rights (1.5 million shares) associated with these shares from Citibank, in accordance with the announcement made on 15 December 2010, paying a total of US$274 million. The transaction increased Rio Tinto’s ownership of Ivanhoe to 42.1 per cent.

On 21 June 2011, Rio Tinto exercised its remaining warrants in Ivanhoe to acquire an additional 55.1 million shares for an aggregate consideration of US$502 million, increasing its ownership in Ivanhoe by 4.4 per cent to 46.5 per cent.

Disposals

Constellium (formerly Alcan Engineered Products)

On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products (‘AEP’) to certain investment funds affiliated with Apollo Global Management, LLC (‘Apollo’) and the Fonds Stratégique d’Investissement (‘FSI’). The terms of the transaction are confidential. AEP was rebranded as Constellium on 3 May 2011.

Apollo is now the majority shareholder in Constellium with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 39 per cent stake and accounts for its interest in Constellium as an equity accounted unit.

Continues	Page 43 of 53

Acquisitions and disposals (continued)

Divestment of the Talc business

On 1 August 2011, Rio Tinto completed the divestment of its talc business to Imerys for a gross consideration of US$340 million before any deductions or tax.

Proposed Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project

Under the terms of a binding agreement with Chalco signed on 29 July 2010, Rio Tinto’s 95 per cent interest in Simfer S.A. (‘Simfer’), the entity which currently undertakes the various aspects of the Simandou project, will be held in a newly-formed joint venture for the development and operation of the Simandou iron ore project (‘Chalco JV’), through its subsidiary Simfer Jersey. Chalco will acquire a 47 per cent interest in Simfer Jersey (and, therefore, an effective interest in Simfer and the Simandou project) by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development works and historical development expenditure incurred since March 2010.

Once Chalco has paid its US$1.35 billion and prior to the Government of Guinea (‘GoG’) taking up any portion of its interests (see below), the effective interests of Rio Tinto and Chalco in the Simandou project will be 50.35 per cent and 44.65 per cent respectively; with the International Finance Corporation (‘IFC’), the financing arm of the World Bank, holding the remaining 5 per cent.

The formation of the Chalco JV remains subject to the satisfaction of certain regulatory requirements.

Chinalco and Rio Tinto have entered into an agreement under which Chinalco guarantees the performance of Chalco’s obligations under the binding agreement.

On 22 April 2011, Rio Tinto signed the Settlement Agreement with GoG relating to the southern concession of the Simandou project, known as blocks 3 and 4, which is the location of Rio Tinto’s declared iron ore resources in Guinea. In recognition of this and of the resolution of all other outstanding issues and the finalisation of new investment agreement terms, Simfer paid US$700 million (the Settlement Sum) to the Guinean Public Treasury upon promulgation of Guinean Presidential Decrees granting Simfer a mining concession and approving the proposed Chalco JV. The Presidential Decrees were promulgated on 22 April 2011.

Under the Settlement Agreement, there will be an income tax holiday of eight years from the first taxable profit, followed by a general tax rate of 30 per cent. Royalties will be payable at 3.5 per cent FOB for all exported ore. Simfer will also be exempt from withholding tax on dividends. All imported goods used for construction and maintenance will be exempt from VAT and Customs duty.

As part of the Settlement Agreement, GoG has the following options to take up to a 35 per cent interest in the mining portion of the Simandou project (i.e. in Simfer):

•	From the grant of the Presidential Decrees: 7.5 per cent non-contributing stake at no cost and 10 per cent fully contributing stake at historic cost;

•	Five years from the grant of the Presidential Decrees: a further 7.5 per cent non-contributing stake at no cost;

•	15 years from the grant of the Presidential Decrees: a further 5 per cent fully contributing stake at market value; and

•	20 years from the grant of the Presidential Decrees: a further 5 per cent fully contributing stake at market value.

In addition, the Settlement Agreement provides for joint ownership of railway and port infrastructure, with GoG entitled to take a 51 per cent interest in a newly formed Infrastructure SPV (‘InfraCo’) that will hold the rail and port assets. The other Simfer participants will take up an interest in the remaining portion of InfraCo equity in proportion to their relative interests in Simfer.

Continues	Page 44 of 53

Acquisitions and disposals (continued)

InfraCo will appoint Simfer (or an affiliate of Simfer’s within the Rio Tinto Group) as its operator (the Operator). The rail line will be available for passenger and freight trains and the operator may haul other mineral producers’ ore subject to commercial agreement. Simfer will have the status of a foundation customer, and will therefore retain priority use of the infrastructure.

The infrastructure will revert to GoG ownership after 25 to 30 years. Simfer will retain its status as a foundation customer. On transfer of the project infrastructure to GoG, GoG will put the management of InfraCo to international tender. Simfer will be one of the parties invited to tender. Any user charges for access to Simfer will reflect its status as a foundation customer.

Certain provisions of the Settlement Agreement, including the GoG participation regime changes, require amendment to Simfer’s current mining convention (Mining Convention), which requires ratification by the Guinean National Assembly (or by Transitional Council until the Guinean National Assembly is duly constituted) in order for these provisions to have full effect.

Both prior to and post participation by Chalco and GoG, Rio Tinto will retain control of Simfer and, therefore, the mining portion of the Simandou project. As such, Rio Tinto will continue to account for its interest in Simfer as a subsidiary. Contributions to funding made by Chalco to acquire its interest in the Chalco JV will be credited to equity. The effect on the Group of the options granted to GoG will be recognised upon ratification by the Guinean National Assembly (or Transitional Council) of the amendments to the Mining Convention discussed above.

The Settlement Sum is shown as a prepayment for an intangible asset and included within non-current trade and other receivables in the Group’s statement of financial position at 30 June 2011 and as the purchase of an intangible asset in the Group’s cash flow.

The eventual basis of consolidation of InfraCo is unknown pending finalisation of the detailed infrastructure agreements. The Settlement Agreement stipulates that participants in InfraCo will be required to fully fund their proportion of InfraCo’s capital cost or be subject to dilution.

30 June and 31 December 2010

Acquisitions

Consolidation of Oyu Tolgoi (restated)

On 15 December 2010, Rio Tinto consolidated provisional fair values relating to Oyu Tolgoi LLC (‘Oyu Tolgoi’), following the signing of a new agreement with Ivanhoe Mines Ltd (‘Ivanhoe’), under which Rio Tinto obtained contractual control over certain policies and activities of Oyu Tolgoi. No direct equity interest was acquired under the agreement and the existing equity arrangements were not changed as a result of the agreement. Oyu Tolgoi is owned 66 per cent by Ivanhoe and 34 per cent by the Government of Mongolia. The signing of the agreement did not affect the Government of Mongolia’s economic interest in Oyu Tolgoi.

Provisional fair values on consolidation were determined for Oyu Tolgoi at 31 December 2010. These provisional fair values continue to be reviewed and will be finalised by 15 December 2011, 12 months after the effective date of the agreement with Ivanhoe. During the course of the six months to 30 June 2011, certain reallocations between balance sheet categories were identified as additional information became available. An amount of US$1,087 million was reclassified to loans and borrowings, with corresponding adjustments of US$676 million to non-controlling interests and US$352 million to Investments in Equity Accounted Units.

This reallocation between balance sheet categories at 31 December resulted in an increase to Goodwill of US$20 million, and a reduction of US$86 million to both the non-cash gain on consolidation recognised in the income statement, and to equity attributable to owners of Rio Tinto. Provisional fair values have not been restated other than for the impact of the reallocation, and remain subject to finalisation on 15 December 2011. The reallocation did not result in an impairment.

Continues	Page 45 of 53

Acquisitions and disposals (continued)

Ivanhoe Mines Ltd

In addition to the agreement described above, during the year ended 31 December 2010 Rio Tinto also entered into the transactions described below in relation to its investment in Ivanhoe Mines Ltd (‘Ivanhoe’).

On 1 March 2010, Rio Tinto announced that it had agreed to acquire 15 million shares in Ivanhoe at a subscription price of C$16.31 per share, increasing its ownership in Ivanhoe by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition was C$244.7 million (US$241 million). The shares were issued to Rio Tinto in satisfaction of an agreement with Ivanhoe in 2008 to finance equipment for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. After the completion of the acquisition, Rio Tinto owned 98.6 million shares in Ivanhoe.

On 30 June 2010, Rio Tinto increased its ownership in Ivanhoe to 29.6 per cent following the exercising of all its Series A warrants for a total consideration of US$393 million. After the completion of the exercise of the Series A warrants, Rio Tinto owned 144.66 million shares in Ivanhoe.

On 13 September 2010, Rio Tinto increased its ownership to 34.9 per cent following automatic conversion of the US$350 million convertible debt facility Rio Tinto made available to Ivanhoe in 2007, which was fully drawn down by mid 2008. After the completion of the conversion of the debt facility, Rio Tinto owned 184.75 million shares in Ivanhoe.

Disposals

Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration was adjusted to exclude Medical Flexibles operations and to reflect actual business performance over the six months preceding completion.

Rio Tinto’s 75.7 per cent owned subsidiary Coal & Allied sold the Maules Creek project to Aston Resources Limited, for A$480 million (US$427 million). The sale was completed on 18 February 2010. Coal & Allied’s Vickery asset was sold to Whitehaven Coal Limited for A$31.5 million (US$28 million), with an effective date of 4 February 2010.

The sale of the Alcan Packaging Food Americas division to Bemis Company Inc., for a total consideration of US$1.2 billion was completed on 1 March 2010.

On 5 July 2010, Rio Tinto completed the divestment of the remainder of its Alcan Packaging business with the closing of the sale of the Medical Flexibles business acquired by Amcor for US$66 million and of the sale of the Alcan Beauty Packaging business acquired by Sun European Partners LLP for an undisclosed sum.

Continues	Page 46 of 53

Other disclosures

Capital commitments

Capital commitments, including those relating to joint ventures and associates, were US$9,627 million (30 June 2010: US$2,923 million; 31 December 2010: US$7,573 million). Capital commitments incurred by the Group relating to joint ventures and associates amount to US$373 million (30 June 2010: US$257 million; 31 December 2010: US$1,421 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$879 million (30 June 2010: US$366 million; 31 December 2010: US$695 million). Rio Tinto’s share of capital commitments of joint ventures amount to US$259 million (30 June 2010: US$91 million; 31 December 2010: US$129 million).

In addition to the above, the Group provided Ivanhoe with an interim loan facility of US$1,800 million while Rio Tinto and Ivanhoe work together to complete project financing for the development of the Oyu Tolgoi copper-gold project.

Contingent liabilities

Contingent liabilities, including those relating to joint ventures and associates, were US$879 million (30 June 2010: US$668 million; 31 December 2010: US$850 million).

Related party matters

Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers and sales to equity accounted units previously consolidated within the Group’s Aluminium business.

Income statement items	Six months to 30 June 2011 US$m	Six months to 30 June 2010 US$m	Year to 31 December 2010 US$m

Purchases from equity accounted units	(1,809)	(1,424)	(3,009)
Sales revenue and other operating income from equity
accounted units	1,998	1,201	3,038

Cash flow statement items

Net funding from equity accounted units	1,089	—	—
Net funding of equity accounted units	(123)	(68)	(154)

Statement of financial position items	30 June 2011 US$m	Restated 31 December 2010 US$m	30 June 2010 US$m

Investments in equity accounted units	9,948	6,855	7,160
Loans to equity accounted units	197	337	258

Loans from equity accounted units	(2,338)	(1,365)	(89)

Trade and other receivables: amounts due from equity accounted units	1,564	1,341	898
Trade and other payables: amounts due to equity accounted units	(746)	(727)	(382)

Continues	Page 47 of 53

Other disclosures (continued)

As a result of changes made to the definition of related parties in IAS 24 ‘Related Party disclosures’, the Group has updated its list of related parties to include subsidiaries of the Group’s associates and jointly controlled entities. The changes have had an immaterial effect on the amounts disclosed above.

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund (PPF), to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 Pension fund, with no limit on liabilities, and a guarantee from British Alcan Aluminium plc to the British Alcan Pension Plan, covering the contributions due from participating employers up to a PPF funding level of 105 per cent.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

Events after the statement of financial position date

Refer to the note on acquisitions and disposals on pages 40 to 44 for events after the statement of financial position date in relation to acquisitions and disposals.

Other than the items relating to acquisitions and disposals referenced above, no events were identified after the statement of financial position date which could be expected to have a material impact on the consolidated interim financial statements included in this report.

Basis of preparation

The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules (‘DTR’) of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission issued on 22 December 2010).

Accounting policies

The EU IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2010, except for IAS24 (revised) ‘Related party disclosures’, which is mandatory for 2011.

The effect of adopting this standard is not material to Group earnings or to shareholders’ funds in the current or prior period. Therefore, prior year information has not been restated.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 10 and 39 of this press release respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

Continues	Page 48 of 53

Going concern

After making enquires, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The group therefore continues to adopt the going concern basis in preparing its consolidated interim financial statements.

Status of financial information

These consolidated interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006.

Financial information for the year to 31 December 2010 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post retirement assets and liabilities, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2010 was unqualified and did not contain statements under section 498 (1) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Continues	Page 49 of 53

Directors’ declaration of responsibility

In the directors’ opinion:

The consolidated interim financial statements and notes have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union, the Disclosure and Transparency Rules (‘DTR’) of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission issued on 22 December 2010) using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.

The consolidated interim financial statements and notes give a true and fair view of the Rio Tinto Group’s financial position as at 30 June 2011 and of its performance, as represented by the results of its operations, comprehensive income and expense and its cash flows for the six months then ended.

The interim report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•

an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the first six months and any material changes in the related party transactions described in the last annual report.

Signed in accordance with a resolution of the Board of Directors.

Tom Albanese	Guy Elliott
Chief executive	Chief financial officer
4 August 2011	4 August 2011

Auditor’s independence declaration

As lead auditor for the review of Rio Tinto Limited for the period ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

Rob Hubbard

Partner

PricewaterhouseCoopers

Brisbane

4 August 2011

Liability limited by a scheme approved under Professional Standards Legislation

Continues	Page 50 of 53

Independent review report to Rio Tinto plc and Rio Tinto Limited (‘the Companies’)

Introduction

For the purpose of this report, the terms ‘we’ and ‘our’ denote PricewaterhouseCoopers LLP in relation to UK legal, professional and regulatory responsibilities and reporting obligations to Rio Tinto plc and PricewaterhouseCoopers in relation to Australian legal, professional and regulatory responsibilities and reporting obligations to Rio Tinto Limited.

We have been engaged by the Companies to review the condensed set of consolidated interim financial statements in the half-yearly report of the Rio Tinto Group (comprising the Companies and their subsidiaries, associates and joint ventures) for the six months ended 30 June 2011, which comprises the Group income statement, Group statement of comprehensive income, Group statement of cash flows, Group statement of financial position, Group statement of changes in equity and related notes (including the financial information by business unit). We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of consolidated interim financial statements.

Directors’ responsibilities

The half-yearly financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 22 December 2010.

As disclosed in Note 1 ‘Principal Accounting Policies’ of the 2010 Annual report, the financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of consolidated interim financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Companies a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review. PricewaterhouseCoopers LLP have prepared this report, including the conclusion, for and only for Rio Tinto plc for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and PricewaterhouseCoopers have prepared this report, including the conclusion, for and only for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 22 December 2010 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom and the Australian Auditing Standard on Review Engagements ASRE 2410 ‘Review of a Financial Report Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) or Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Continues	Page 51 of 53

Independent review report to Rio Tinto plc and Rio Tinto Limited (‘the Companies’) (continued)

Conclusion of PricewaterhouseCoopers LLP for Rio Tinto plc

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Conclusion of PricewaterhouseCoopers for Rio Tinto Limited

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 22 December 2010.

Rob Hubbard
Partner
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Brisbane
4 August 2011	4 August 2011
in respect of Rio Tinto plc	in respect of Rio Tinto Limited

Liability limited by a scheme approved under
Professional Standards Legislation

Notes:

a)	The maintenance and integrity of the Rio Tinto Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Continues	Page 52 of 53

Summary financial data in Australian dollars, Sterling and US dollars

30 June 2011 A$m	30 June 2010 A$m	30 June 2011 £m	30 June 2010 £m		30 June 2011 US$m	30 June 2010 US$m
30,839	29,490	19,607	17,154	Gross sales revenue	31,764	26,246

28,210	27,578	17,936	16,042	Consolidated sales revenue	29,056	24,544

10,743	9,903	6,830	5,761	Profit before tax from continuing operations	11,065	8,814

7,833	7,122	4,980	4,143	Profit for the period from continuing operations	8,068	6,339

10	(69)	6	(40)	Profit/(loss) for the period from discontinued operations	10	(61)

7,366	6,567	4,683	3,820	Net earnings attributable to owners of Rio Tinto	7,587	5,845

7,554	6,480	4,803	3,769	Underlying earnings (a)	7,781	5,767

377.5c	338.4c	240.0p	196.9p	Basic earnings per ordinary share from continuing operations (b)	388.8c	301.2c

387.7c	330.4c	246.5p	192.2p	Basic Underlying earnings per ordinary share (a), (b)	399.3c	294.1c

				Dividends per share to owners of Rio Tinto (c)
61.94c	51.56c	39.14p	28.84p	– paid	63.0c	45.0c
49.81c	49.27c	33.14p	28.21p	– proposed dividend	54.0c	45.0c

(1,673)	9,076	(1,064)	5,280	Cash flow before financing activities	(1,723)	8,078

30 June 2011 A$m	31 December 2010 A$m	30 June 2011 £m	31 December 2010 £m		30 June 2011 US$m	31 December 2010 US$m
(8,027)	(3,991)	(5,335)	(2,626)	Net debt	(8,589)	(4,071)

58,749	57,105	39,044	37,579	Equity attributable to owners of Rio Tinto	62,861	58,247

(a)	Underlying earnings exclude impairment charges and other net charges of US$194 million (30 June 2010: US$78 million net income; 31 December 2010 restated: US$251 million net income).
(b)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.
(c)	The financial data above have been extracted from the financial information set out on pages 28 to 38. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Continues	Page 53 of 53

Metal prices and exchange rates

	Six months to 30 June 2011		Six months to 30 June 2010		Change H1-11 v H1-10	Year to 31 December 2010
Metal prices – average for the period
Copper – US cents/lb		426c		324c	31%		340c
Aluminium – US cents/lb	US$	2,551	US$	2,129	20%	US$	2,173
Gold – US$/troy oz	US$	1,447	US$	1,149	26%	US$	1,222
Molybdenum – US$/troy oz	US$	18	US$	16	13%	US$	16

Average exchange rates in US$
Sterling		1.62		1.53	6%		1.55
Australian dollar		1.03		0.89	16%		0.92
Canadian dollar		1.02		0.97	5%		0.97
Euro		1.40		1.33	5%		1.33
South African rand		0.15		0.13	15%		0.14

Period end exchange rates in US$
Sterling		1.61		1.50	7%		1.55
Australian dollar		1.07		0.85	26%		1.02
Canadian dollar		1.03		0.95	8%		1.00
Euro		1.44		1.22	18%		1.33
South African rand		0.15		0.13	15%		0.15

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).